UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

SEPTEMBER 30, 2021

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Shareholders

Telefônica Brasil S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Telefônica Brasil S.A. ("Parent company" or "Company"), included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2021, comprising the balance sheet at that date and the statements of income and other comprehensive income for the quarter and nine-month period then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, as well as a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

The Quarterly Information referred to above includes the parent company and consolidated statements of value added for the nine-month period ended September 30, 2021. These statements are the responsibility of the Company's management, and are presented as supplementary information for IAS 34 purposes. These statements have been subjected to review procedures performed together with the review of the quarterly information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined

(A free translation of the original in Portuguese)

in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria defined in this accounting standard, and in a consistent manner in relation to the parent company and consolidated interim accounting information taken as a whole.

São Paulo, October 22, 2021

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Sérgio Eduardo Zamora

Contador CRC 1SP168728/O-4

TELEFÔNICA BRASIL S.A.
Balance Sheets
On September 30, 2021 and December 31, 2020
(In thousands of reais)								(A free translation of the original in Portuguese)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	09.30.21	12.31.20	09.30.21	12.31.20	LIABILITIES AND EQUITY	Note	09.30.21	12.31.20	09.30.21	12.31.20

Current assets		23,386,758	18,827,625	23,710,223	19,060,868	Current liabilities		22,137,028	17,828,902	22,250,485	17,875,084
Cash and cash equivalents	3	8,285,860	5,517,354	8,687,948	5,762,081	Personnel, social charges and benefits	15	1,020,476	737,354	1,062,693	764,329
Financial investments	4	39,864	-	39,864	-	Trade accounts payable	16	7,420,589	6,636,448	7,445,748	6,613,004
Trade accounts receivable	5	7,946,537	8,174,784	7,971,922	8,182,667	Income and social contribution taxes payable	8	-	-	1,856	1,693
Inventories	6	588,117	626,836	595,301	633,100	Taxes, charges and contributions payable	17	2,666,041	1,590,784	2,689,906	1,607,434
Prepaid expenses	7	1,236,919	858,257	1,239,592	859,766	Dividends and interest on equity	18	4,858,495	3,865,998	4,858,495	3,865,998
Income and social contribution taxes recoverable	8	453,784	514,582	464,411	519,277	Provisions and contingencies	19	660,393	412,745	663,198	417,653
Taxes, charges and contributions recoverable	9	3,937,684	2,505,056	3,945,309	2,512,293	Loans, financing, debentures and leases	20	4,408,934	3,680,828	4,410,319	3,682,472
Judicial deposits and garnishments	10	130,331	176,242	131,372	177,433	Deferred revenue	21	610,132	506,778	610,856	506,806
Dividends and interest on equity	18	178,199	44,369	-	-	Derivative financial instruments	31	1,321	8,864	1,321	8,864
Derivative financial instruments	31	9,294	5,902	9,294	5,902	Other liabilities	22	490,647	389,103	506,093	406,831
Other assets	11	580,169	404,243	625,210	408,349

Non-current assets		89,529,558	89,690,754	89,542,329	89,677,510	Non-current liabilities		21,428,809	21,132,713	21,606,705	21,306,530
Long-term assets		4,999,662	4,300,633	5,294,079	4,598,367	Personnel, social charges and benefits	15	14,392	3,675	14,397	3,679
Financial investments	4	40,147	46,051	40,341	46,280	Income and social contribution taxes payable	8	97,093	96,252	97,093	96,252
Trade accounts receivable	5	444,663	379,898	444,663	379,898	Taxes, charges and contributions payable	17	290,098	270,692	340,990	319,358
Prepaid expenses	7	356,186	194,468	356,190	194,511	Deferred taxes	8	5,302,569	4,414,540	5,302,569	4,414,540
Deferred taxes	8	-	-	127,695	138,641	Provisions and contingencies	19	5,643,931	5,074,544	5,762,868	5,192,478
Taxes, charges and contributions recoverable	9	1,061,782	824,322	1,061,785	824,324	Loans, financing, debentures and leases	20	8,296,073	9,555,003	8,297,244	9,556,694
Judicial deposits and garnishments	10	2,575,246	2,608,380	2,736,150	2,766,945	Deferred revenue	21	210,107	239,287	210,139	239,438
Derivative financial instruments	31	47,169	63,514	47,169	63,514	Derivative financial instruments	31	67,773	66,116	67,773	66,116
Other assets	11	474,469	184,000	480,086	184,254	Other liabilities	22	1,506,773	1,412,604	1,513,632	1,417,975
Investments	12	659,327	478,552	360,419	144,433
Property, plant and equipment	13	44,061,273	44,335,795	44,072,565	44,352,593	TOTAL LIABILITIES		43,565,837	38,961,615	43,857,190	39,181,614
Intangible assets	14	39,809,296	40,575,774	39,815,266	40,582,117
						Equity	23	69,350,479	69,556,764	69,350,479	69,556,764
						Capital		63,571,416	63,571,416	63,571,416	63,571,416
						Capital reserves		832,082	1,182,263	832,082	1,182,263
						Revenue reserves		3,187,982	3,149,679	3,187,982	3,149,679
						Other comprehensive income acumulated		67,809	65,888	67,809	65,888
						Retained earnings		1,691,190	-	1,691,190	-
						Additional proposed dividends		-	1,587,518	-	1,587,518

						Non-controlling shareholders		-	-	44,883	-

						TOTAL EQUITY		69,350,479	69,556,764	69,395,362	69,556,764

TOTAL ASSETS		112,916,316	108,518,379	113,252,552	108,738,378	TOTAL LIABILITIES AND EQUITY		112,916,316	108,518,379	113,252,552	108,738,378

TELEFÔNICA BRASIL S.A.
Statements of Income
Three and nine-month periods ended September 30, 2021 and 2020
(In thousands of reais, except earnings per share)						(A free translation of the original in Portuguese)

		Company				Consolidated
		Three-month periods ended		Nine-month periods ended		Three-month periods ended		Nine-month periods ended
	Note	09.30.21	09.30.20	09.30.21	09.30.20	09.30.21	09.30.20	09.30.21	09.30.20

Net operating revenue	24	10,943,415	10,649,812	32,296,982	31,506,160	11,033,251	10,791,538	32,531,671	31,933,652

Cost of sales and services	25	(6,148,856)	(5,826,682)	(17,980,615)	(16,643,196)	(6,189,521)	(5,858,242)	(18,094,587)	(16,751,721)

Gross profit		4,794,559	4,823,130	14,316,367	14,862,964	4,843,730	4,933,296	14,437,084	15,181,931

Operating income (expenses)		(3,044,945)	(3,370,985)	(9,275,816)	(10,460,088)	(3,066,881)	(3,394,461)	(9,334,653)	(10,555,235)
Selling expenses	25	(2,894,536)	(2,924,938)	(8,794,381)	(8,973,376)	(2,895,940)	(2,931,882)	(8,808,306)	(8,996,320)
General and administrative expenses	25	(633,066)	(588,499)	(1,870,879)	(1,826,209)	(648,466)	(597,666)	(1,906,923)	(1,859,436)
Other operating income	26	776,340	368,412	2,849,041	999,588	778,759	369,144	2,851,077	1,001,912
Other operating expenses	26	(293,683)	(225,960)	(1,459,597)	(660,091)	(301,234)	(234,057)	(1,470,501)	(701,391)

Operating income		1,749,614	1,452,145	5,040,551	4,402,876	1,776,849	1,538,835	5,102,431	4,626,696

Financial income	27	232,450	432,955	1,046,347	1,136,142	239,684	437,342	1,059,258	1,153,862
Financial expenses	27	(490,098)	(451,491)	(1,775,921)	(1,425,955)	(494,075)	(453,852)	(1,785,575)	(1,439,731)
Equity pickup	12	140,298	59,416	157,257	142,417	120,995	(277)	123,926	1,053

Income before taxes		1,632,264	1,493,025	4,468,234	4,255,480	1,643,453	1,522,048	4,500,040	4,341,880

Income and social contribution taxes	8	(314,495)	(281,538)	(863,385)	(777,743)	(328,754)	(310,561)	(898,261)	(864,143)

Net income for the period		1,317,769	1,211,487	3,604,849	3,477,737	1,314,699	1,211,487	3,601,779	3,477,737

Attributable to:
Non-controlling shareholders		-	-	-	-	(3,070)	-	(3,070)	-
Controlling shareholders		1,317,769	1,211,487	3,604,849	3,477,737	1,317,769	1,211,487	3,604,849	3,477,737

Basic and diluted earnings per common share (in R$)	23	0.78	0.67	2.14	1.93
Basic and diluted earnings per preferred share (in R$)	23	N/A	0.74	N/A	2.12

TELEFÔNICA BRASIL S.A.
Statements of Changes in Equity
Nine-month periods ended September 30, 2021 and 2020
(In thousands of reais)								(A free translation of the original in Portuguese)
		Capital reserves			Revenue reserves
	Capital	Share premium account	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and modernization reserve	Retained earnings	Proposed additional dividends	Other comprehensive income acumulated	Parent Company equity	Non-controlling shareholders	Consolidated equity

Balances at December 31, 2019	63,571,416	63,074	1,190,209	(87,820)	2,834,808	57,579	600,000	-	2,195,575	30,737	70,455,578	-	70,455,578
Payment of additional dividend for 2019	-	-	-	-	-	-	-	-	(2,195,575)	-	(2,195,575)	-	(2,195,575)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	35,462	-	-	35,462	-	35,462
Adjustment - Tax incentives	-	-	-	-	-	14,055	-	(14,055)	-	-	-	-	-
Effect of capital transactions (parent and subsidiary), net of taxes	-	-	(4)	-	-	-	-	-	-	-	(4)	-	(4)
Other comprehensive income	-	-	-	-	-	-	-	-	-	44,095	44,095	-	44,095
Net income for the period	-	-	-	-	-	-	-	3,477,737	-	-	3,477,737	-	3,477,737
Interim interest on equity distribution	-	-	-	-	-	-	-	(1,970,000)	-	-	(1,970,000)	-	(1,970,000)
Balances at September 30, 2020	63,571,416	63,074	1,190,205	(87,820)	2,834,808	71,634	600,000	1,529,144	-	74,832	69,847,293	-	69,847,293
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	64,326	-	-	64,326	-	64,326
Adjustment - Tax incentives	-	-	-	-	-	4,711	-	(4,711)	-	-	-	-	-
Repurchase of preferred shares to be held in treasury	-	-	-	(22,689)	-	-	-	-	-	-	(22,689)	-	(22,689)
Payment of withdrawal rights to shareholders when converting PN shares to ON	-	-	-	(32)	-	-	-	-	-	-	(32)	-	(32)
Equity transactions	-	-	39,521	-	-	-	-	-	-	-	39,521	-	39,521
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(600,000)	600,000	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	204,495	-	(8,944)	195,551	-	195,551
Other	-	-	4	-	-	-	-	-	-	-	4	-	4
Net income for the period	-	-	-	-	-	-	-	1,292,790	-	-	1,292,790	-	1,292,790
Appropriation of net income:
Legal reserve	-	-	-	-	238,526	-	-	(238,526)	-	-	-	-	-
Interim dividends	-	-	-	-	-	-	-	(1,200,000)	-	-	(1,200,000)	-	(1,200,000)
Interim interest on equity distribution	-	-	-	-	-	-	-	(660,000)	-	-	(660,000)	-	(660,000)
Additional proposed dividends	-	-	-	-	-	-	-	(1,587,518)	1,587,518	-	-	-	-
Balances at December 31, 2020	63,571,416	63,074	1,229,730	(110,541)	3,073,334	76,345	-	-	1,587,518	65,888	69,556,764	-	69,556,764
Payment of additional dividend for 2020	-	-	-	-	-	-	-	-	(1,587,518)	-	(1,587,518)	-	(1,587,518)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	54,644	-	-	54,644	-	54,644
Adjustment - Tax incentives	-	-	-	-	-	38,303	-	(38,303)	-	-	-	-	-
Repurchase of preferred shares to be held in treasury	-	-	-	(382,900)	-	-	-	-	-	-	(382,900)	-	(382,900)
Other comprehensive income	-	-	-	-	-	-	-	-	-	1,921	1,921	-	1,921
Equity pickup effects on subsidiaries	-	-	1,370	-	-	-	-	-	-	-	1,370	278	1,648
Effects from sale of investment in Telefônica Cloud e Tecnologia do Brasil Ltda	-	-	31,365	-	-	-	-	-	-	-	31,365	47,675	79,040
Equity transactions	-	-	(16)	-	-	-	-	-	-	-	(16)	-	(16)
Net income for the period	-	-	-	-	-	-	-	3,604,849	-	-	3,604,849	(3,070)	3,601,779
Interim interest on equity distribution	-	-	-	-	-	-	-	(1,930,000)	-	-	(1,930,000)	-	(1,930,000)
Balances at September 30, 2021	63,571,416	63,074	1,262,449	(493,441)	3,073,334	114,648	-	1,691,190	-	67,809	69,350,479	44,883	69,395,362

TELEFÔNICA BRASIL S.A.
Statements of Other Comprehensive Income
Three and nine-month periods ended September 30, 2021 and 2020
(In thousands of reais)					(A free translation of the original in Portuguese)

	Company				Consolidated
	Three-month periods ended		Nine-month periods ended		Three-month periods ended		Nine-month periods ended
	09.30.21	09.30.20	09.30.21	09.30.20	09.30.21	09.30.20	09.30.21	09.30.20
Net income for the period	1,317,769	1,211,487	3,604,849	3,477,737	1,314,699	1,211,487	3,601,779	3,477,737

Other comprehensive income (losses) that may be reclassified to income (losses) in subsequent periods	15,370	8,022	2,131	43,880	15,370	8,022	2,131	43,880
Gains (losses) on derivative financial instruments	11,978	(2,969)	5,825	-	11,978	(2,969)	5,825	-
Taxes	(4,073)	1,009	(1,981)	-	(4,073)	1,009	(1,981)	-

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	7,465	9,982	(1,713)	43,880	7,465	9,982	(1,713)	43,880

Other comprehensive income (losses) that will not be reclassified to income (losses)	(95)	164	(210)	215	(95)	164	(210)	215
Unrealized gains (losses) on financial assets at fair value through other comprehensive income	(144)	249	(318)	326	(144)	249	(318)	326
Taxes	49	(85)	108	(111)	49	(85)	108	(111)

Other comprehensive income	15,275	8,186	1,921	44,095	15,275	8,186	1,921	44,095

Comprehensive income for the period - net of taxes	1,333,044	1,219,673	3,606,770	3,521,832	1,329,974	1,219,673	3,603,700	3,521,832

Attributable to:
Non-controlling shareholders	-	-	-	-	(3,070)	-	(3,070)	-
Controlling shareholders	1,333,044	1,219,673	3,606,770	3,521,832	1,333,044	1,219,673	3,606,770	3,521,832

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Nine-month periods ended September 30, 2021 and 2020
(In thousands in reais)		(A free translation of the original in Portuguese)
	Company		Consolidated
	Nine-month periods ended
	09.30.21	09.30.20	09.30.21	09.30.20

Revenues	43,790,520	41,299,779	44,062,133	41,741,568
Sale of goods and services	41,973,923	41,095,433	42,251,871	41,588,083
Other revenues	2,920,339	1,553,934	2,923,588	1,514,226
Provision for impairment of trade accounts receivable	(1,103,742)	(1,349,588)	(1,113,326)	(1,360,741)

Inputs acquired from third parties	(15,951,472)	(14,352,646)	(15,980,495)	(14,441,753)
Cost of goods and products sold and services rendered	(10,546,801)	(8,797,173)	(10,569,246)	(8,875,588)
Materials, electric energy, third-party services and other expenses	(6,283,912)	(5,834,531)	(6,291,805)	(5,843,503)
Loss/recovery of assets	879,241	279,058	880,556	277,338

Gross value added	27,839,048	26,947,133	28,081,638	27,299,815

Withholdings	(8,963,727)	(8,300,694)	(8,972,079)	(8,305,149)
Depreciation and amortization	(8,963,727)	(8,300,694)	(8,972,079)	(8,305,149)

Net value added produced	18,875,321	18,646,439	19,109,559	18,994,666

Value added received in transfer	1,203,604	1,278,559	1,183,184	1,154,915
Equity pickup	157,257	142,417	123,926	1,053
Financial income	1,046,347	1,136,142	1,059,258	1,153,862

Total undistributed value added	20,078,925	19,924,998	20,292,743	20,149,581

Distribution of value added	20,078,925	19,924,998	20,289,673	20,149,581

Personnel, social charges and benefits	3,504,905	3,217,281	3,601,649	3,287,385
Direct compensation	2,391,242	2,150,793	2,456,504	2,198,771
Benefits	961,050	930,055	987,038	947,627
Government Severance Indemnity Fund for Employees (FGTS)	152,613	136,433	158,107	140,987
Taxes, charges and contributions	10,363,960	10,808,250	10,474,284	10,944,664
Federal	3,594,650	3,522,505	3,698,235	3,647,078
State	6,577,185	7,116,266	6,577,347	7,117,833
Local	192,125	169,479	198,702	179,753
Debt remuneration	2,605,211	2,421,730	2,615,031	2,439,795
Interest	1,726,739	1,388,178	1,735,434	1,401,022
Rental	878,472	1,033,552	879,597	1,038,773
Equity remuneration	3,604,849	3,477,737	3,601,779	3,477,737
Interest on equity distribution	1,930,000	1,970,000	1,930,000	1,970,000
Retained profit	1,674,849	1,507,737	1,674,849	1,507,737
Non-controlling shareholders	-	-	(3,070)	-

TELEFÔNICA BRASIL S.A.
Statements of Cash Flows
Nine-month periods ended September 30, 2021 and 2020
(In thousands in reais)		(A free translation of the original in Portuguese)

	Company		Consolidated
	Nine-month periods ended
	09.30.21	09.30.20	09.30.21	09.30.20
Cash flows from operating activities

Income before taxes	4,468,234	4,255,480	4,500,040	4,341,880
Adjustment for:
Depreciation and amortization	8,963,727	8,300,694	8,972,079	8,305,149
Foreign exchange effects on derivative financial instruments	18,147	19,163	18,147	19,163
Monetary variations of assets and liabilities	704,299	388,645	705,530	390,000
Write-offs on investments	(358,439)	-	(358,439)	-
Equity pickup	(157,257)	(142,417)	(123,926)	(1,053)
Gains on write-off/sale of assets	(436,955)	(141,305)	(438,485)	(141,305)
Provision for impairment - accounts receivable	1,103,742	1,349,588	1,113,326	1,360,741
Change in liability provisions	399,229	333,069	408,515	324,284
Write-off and reversals for impairment - inventories	42,581	(149,763)	42,798	(148,044)
Pension plans and other post-retirement benefits	45,818	48,493	47,316	49,475
Provisions for tax, civil, labor and regulatory contingencies	935,010	564,930	936,436	558,801
Interest expenses on loans, financing, debentures and leases	625,574	402,054	625,858	402,104
Others	(26,508)	(45,238)	(27,336)	(45,238)

Changes in assets and liabilities
Trade accounts receivable	(888,130)	(981,226)	(915,217)	(958,185)
Inventories	(3,863)	207,075	(4,998)	205,305
Taxes recoverable	(2,146,125)	(644,806)	(2,147,755)	(646,413)
Prepaid expenses	(370,367)	(25,837)	(371,491)	(25,962)
Other assets	(17,554)	(126,962)	(24,273)	(87,588)
Personnel, social charges and benefits	293,839	260,605	309,082	266,972
Trade accounts payable	780,985	80,564	823,997	82,203
Taxes, charges and contributions	1,267,756	1,883,917	1,276,010	1,886,397
Provisions for tax, civil, labor and regulatory contingencies	(839,652)	(654,895)	(846,952)	(662,646)
Other liabilities	179,078	215,062	178,277	217,067
	10,114,935	11,141,410	10,198,499	11,351,227

Cash generated from operations	14,583,169	15,396,890	14,698,539	15,693,107

Interest paid on loans, financing, debentures and leases	(616,240)	(570,299)	(616,552)	(570,350)
Income and social contribution taxes paid	(66,581)	(206)	(94,775)	(58,147)

Net cash generated by operating activities	13,900,348	14,826,385	13,987,212	15,064,610

Cash flows from investing activities
Additions to PP&E and intangible assets and others	(6,552,779)	(5,783,599)	(6,555,835)	(5,785,101)
Proceeds from sale of PP&E	495,922	672,706	497,948	672,706
Capital subscribed in subsidiary	(38,015)	(2,000)	-	-
Proceeds from sale of investments	244,120	-	244,120	-
Redemption of judicial deposits	111,351	747,444	112,603	748,427
Loan concessions to subsidiary	(8,200)	-	-	-

Net cash used in investing activities	(5,747,601)	(4,365,449)	(5,701,164)	(4,363,968)

Cash flows from financing activities
Payment of loans, financing, debentures and leases	(2,804,501)	(2,630,839)	(2,805,441)	(2,631,313)
Derivative financial instrument receipts	34,620	70,994	34,620	70,994
Derivative financial instrument payments	(45,572)	(57,295)	(45,572)	(57,295)
Dividend and interest on equity distributions paid	(2,185,888)	(3,120,150)	(2,185,888)	(3,120,150)
Repurchase of common shares to be held in treasury	(382,900)	-	(382,900)	-
Capital sbscriptions made by noncontrolling shareholders in subsidiaries	-	-	25,000	-

Net cash used in financing activities	(5,384,241)	(5,737,290)	(5,360,181)	(5,737,764)

Increase in cash and cash equivalents	2,768,506	4,723,646	2,925,867	4,962,878

Cash and cash equivalents at the beginning of the period	5,517,354	3,106,269	5,762,081	3,393,377
Cash and cash equivalents at the end of theperiod	8,285,860	7,829,915	8,687,948	8,356,255

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

1)	OPERATIONS

a) Background information

Telefônica Brasil S.A. (the “Company” or “Telefônica Brasil”) is a publicly-held corporation whose main corporate objectives include operating telecommunications services; development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; exploration of value-added services; offering of integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems; licensing and sublicensing of software of any nature, trade and recycling of scrap and metals, among others.

The Company’s principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group”), based in Spain which operates in several countries across Europe and Latin America.

On September 30, 2021 and December 31, 2020, Telefónica S.A. (“Telefónica”), the Group holding company, held a total direct and indirect interest in the Company of 73.58% (Note 23).

The Company is registered with the Brazilian Securities Commission (“CVM”) and its shares are traded on the Brazilian Stock Exchange, B3 S.A. - Brasil, Bolsa, Balcão (“B3”). It is also registered with the U.S. Securities and Exchange Commission (“SEC”) and its American Depositary Shares (“ADSs”) backed by its common shares, are traded on the New York Stock Exchange (“NYSE”).

b) Operations

The Company renders services for: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"); (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Conditioned Access Service ("SEAC" - Pay TV), throughout Brazil, through concessions and authorizations, in addition to other activities.

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT).

In accordance with the STFC service concession agreement, every two years, during the agreement's 20-year term ending on December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 22).

Before Law nº 13.879 / 2019 was enacted, radio frequencies authorizations were commonly granted for 15 years and could be extended only once, for the same term. Following the normative changes in the aforementioned Law, successive extensions of authorization grants were allowed, though applicability to the current terms was only clarified by Decree nº 10.402 / 2020, which detailed the requirements related to the new successive extension regime and that the current authorizations are also covered by the new regime.

The Decree also defined the ANATEL’s parameters for evaluating the scope of extension requests, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling obligations already assumed with ANATEL.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

Currently, each two years, following the first extension, the Company must pay a charge equivalent to 2% of the revenue earned through the SMP provision in the year prior, net of taxes and social contributions (Note 22), and for certain terms, in the 15th year, the Company will pay only the equivalent of 1% of its prior-year revenue. The calculation considers the net revenue from Basic and Alternative Service Plans. In July 2018, ANATEL published Resolution No. 695 with a new public spectrum price regulation. This Resolution established new criteria for the costs of license extensions. The formula includes the authorization time, regional revenue and the spectrum used by the provider. Part of the payment can be converted into investment commitments.

When deciding on the extension of authorizations for the 850 MHz bands, ANATEL through Judgment No. 510 of September 30, 2020, determined that (i) the Superintendence of Granting and Resources for Provision ("SOR") dealt with the requests for extension of authorizations for the use of radio frequencies in force in sub-bands A and B, proposing their primary granting until November 29, 2028, if legal and regulatory requirements are met; and that (ii) the extension value should be discounted to net present value, to reflect the economic value (market value) of the bands.

Having complied with the SOR procedures, the ANATEL Board through Judgment No. 618, of November 26, 2020, extended the term of the authorization for the right to use radio frequencies, for bands 869.0 to 880.0 MHz, 824.0 to 835.0 MHz, 890.0 to 891.5 MHz and 845.0 to 846.5 MHz, associated with Authorization Term No. 001/2006 / PVCP / SPV- ANATEL through to November 29, 2028. No exclusivity was granted, being on a primary basis and restricted to the provision area related to the State of Rio de Janeiro, pursuant to Act No. 7,281, of November 26, 2020. The extension for a period lesser than the maximum limit provided for by Law (20 years), in the opinion of ANATEL, was to promote a reorganization and resizing of the channeling. Alternative calculation methods (biannual charges and Resolution No. 695/2018, as approved in the Public Price Regulation for the Right to Use Radio Frequencies (“PPDUR”)) is justified on the grounds that the current regulatory instruments are not expected to involve a second extension. ANATEL further determined that 10% should be effectively paid and the remaining 90% settled in the form of investments. Similarly, ANATEL extended the period of validity of authorizations for the right to use radio frequencies relating to the 869.0 to 880.0 MHz, 824.0 to 835.0 MHz, 890.0 to 891.5 MHz and 845.0 MHz bands at 846.5 MHz in the area of provision equivalent to the Federal District, associated with the Authorization Term No. 003/2006/PVCP/SPV-ANATEL. Hence, it granted extension of authorizations in the State of Rio de Janeiro, for term and payment conditions.

The terms of authorization for the use of the radio frequency bands are granted based on the respective ANATEL radio frequency auctions.

The summarized information on the authorizations for the use of radiofrequency bands for SMP granted to the Company is the same as in Note 1b) Operations, as disclosed in the financial statements for the year ended December 31, 2020, except for the events mentioned above referring to the Federal District.

c) 2021 Events

c.1) Purchase and Sale Agreement of Shares and Other Covenants between Oi Móvel S.A. and the Company, TIM S.A. and Claro S.A.

On January 29, 2021, the Company, pursuant to CVM Instruction No. 358/2002 (“ICVM 358”), as amended, as it had informed its shareholders and the market in general through disclosure of a Material Fact notice on January 28, 2021, that the Purchase and Sale Agreement of Shares and Other Covenants (“Agreement”) was executed by and between Oi Móvel SA - In Judicial Recovery, as Seller; the Company, TIM S.A. and Claro S.A., as Buyers and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the Seller's obligations. The Agreement was executed as a result of the competitive procedure for the sale of the assets of the mobile operation - Grupo Oi's Personal Mobile Service (“UPI Mobile Assets”), in a judicial auction held on 12.14.2020 in which the Company and the other buyers presented successful bids.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

The completion of the acquisition of the UPI Mobile Assets will require the segregation of assets allowing each Buyer to acquire shares of an SPE containing its assets from the UPI Mobile Assets. The completion of the acquisition is also subject to certain conditions precedent usually applicable to such transactions and as set forth in the Agreement, such as the prior consent of ANATEL and CADE approval, if applicable. A submission will be made to the general shareholders' meeting of Company, under the terms of article 256 of the Corporations Law, with additional information in due course.

Upon closing the transaction, the Company's shareholders will benefit through the generation of revenues and efficiencies from operational synergies. Customers will benefit from the Company's commitment to excellence in the quality of the services. The sector as a whole will benefit from the reinforcement of capacity to make investments and create sustainable technological innovations, contributing to the digitalization of the country. The acquisition by the Company of a portion of the UPI Mobile Assets represents another important step in meeting the Company's digitalization objectives.

c.2) Strategic Partnership between the Company and DOTZ S.A. (“Dotz”)

On March 25, 2021, the Company, pursuant to CVM Instruction 358/2002 (“ICVM 358”), informed its shareholders and to the market in general that it has signed a memorandum of understanding with Dotz S.A. ("Dotz") and its subsidiaries (“Dotz Group”), for a strategic partnership to intensify existing commercial relationship between the companies. The new partnership will enable, among others, (i) the extension of the term of the current commercial agreement between the Company and Dotz for five years; (ii) the expansion of the Dotz Platform performance in the Company’s environment, primarily focused on promoting loyalty and engagement with customers; (iii) the availability of the Dotz Digital Account to Company customers; and (iv) the availability of Company products and services in the Dotz environment.

The companies expect to expand their customer bases and the offer of products and/or services, in addition to fostering the development of new strategic initiatives.

Through this initiative, the Company reinforces its position as a hub of digital services, leveraging the capillarity of its sales channels and brand strength, to offer services and benefits to its customers in different areas, in addition to increasing the Company's participation in high-value businesses.

On June 23, 2021, the Company and the Dotz Group signed the Stock Option Agreement, in which the Company will hold the right to receive, from certain Dotz shareholders, a minority interest in the capital stock of Dotz, depending on the achievement of agreed targets and contractual conditions.

c.3) Strategic Partnership between the Company and CDF Assistência e Suporte Digital S.A. (“CDF”)

On April 8, 2021, the Company, pursuant to CVM Instruction 358/2002 (“ICVM 358”), informed its shareholders and to the market in general that it signed a memorandum of understanding with CDF Assistência e Suporte Digital S.A. ("CDF"), for a partnership aimed at intensifying the existing commercial relationship between the companies.

Through the partnership with CDF, a company providing residential and technological assistance solutions, the Company seeks to be a point of reference in the Brazilian market for the offering of technological support services in the connected home, expanding the existing service portfolio through the inclusion of services such as technical support and configuration of Wi-Fi and physical network and installation and configuration of smart devices. These are expected to present robust growth as the Internet of Things (IoT) evolves.

The Company will have the right to acquire a minority stake in CDF’s share capital, depending on the achievement of certain goals.

This initiative enables the Company to reinforce its position as a hub for digital services, meeting all its customers' technology needs, in addition to increasing the Company's participation in high-value businesses.

The operation is currently under negotiation and signing of definitive documents is expected for November 4, 2021.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

c.4) Partnership Between the Company and Teladoc Health (“Teladoc”) for the Creation of Vida V

On May 11, 2021, the Company, pursuant to CVM Instruction 358/2002, informed its shareholders and the market in general that it signed a binding memorandum of understanding for the creation of Vida V, in partnership with Teladoc, a leading global entity in telemedicine.

Vida V is a new digital health and wellness platform that will provide individuals and small and medium-sized companies with access to telemedicine and other correlated solutions.

The service, which is expected to be launched over the coming months, will be available to any consumer, including those who are not yet Company customers. It will be offered through an app that will contain medical consultations, wellness programs, discounts at pharmacies, and other benefits. Additional features, new services and partners will shortly also be included.

This is a further step towards enhancing its health and wellness hub aimed at promoting relevant, accessible and quality services, while reinforcing the Company’s strategic objective of creating a digital environment, that will increase customer preference and engagement.

c.5) Closing FiBrasil Operation

On July 2, 2021, the Company, pursuant to CVM Instruction No. 358/2002 (“ICVM 358”), informed its shareholders and the market in general that, after approval by its Board of Directors on March 2, 2021 and upon obtaining the relevant regulatory authorizations, concluded the agreements with the Caisse de dépot et placement du Québec (“CDPQ”), a global investment group, and with Telefónica Infra, SLU (“TEF Infra”), a company headquartered in Spain, wholly-owned by Telefónica SA, the Company’s controlling shareholder, for the construction, development of a neutral and independent fiber optic network in the Brazilian market through FiBrasil Infraestrutura e Fibra Ótica SA (“FiBrasil”) (the “Transaction”).

The Diário Oficial da União (“DOU”) on April 6, 2021, published a decision of the General Superintendence of CADE which approved without restrictions the joint venture agreement between the Company, TEF Infra and CDPQ, by FiBrasil. On April 23, 2021, the period for filing an appeal or summons having expired, CADE certified the final and unappealable decision with the unrestricted approval of the decision of the General Superintendence of CADE of April 6, 2021. In analyzing the merger, CADE's General Superintendence did not raise anti-competitive concerns. It noted that the operation may stimulate competition by unbundling services, in part, between the Company and FiBrasil, for fiber networks as infrastructure for telecommunications and wholesale services for other telecommunications service providers.

As TEF Infra is part of the Telefónica Group (Spain), this Transaction was subject to approval by the European Union's antitrust authority, which was granted on April 22, 2021.

On June 7, 2021, ANATEL provided prior consent to the implementation of the Transaction, valid for a period of 180 days, counted from the publication of the Act in the DOU, which occurred on June 8, 2021, extendable, upon request, only once, for the same period, if the corporate conditions are maintained.

FiBrasil, is now the leader in the Brazilian fiber wholesale market and begins its operation with approximately 1.6 million homes serviced by FTTH. Its business plan aims to reach around 5.5 million homes in four years, focusing on medium-sized cities outside the State of São Paulo.

The Company, as FiBrasil's anchor customer, will promote an acceleration of the growth strategy in the fiber market, expanding its coverage from the current 16.3 million homes with FTTH technology to 24 million by the end of 2024. This will boost cross selling of services to its customers, maximizing the return on invested capital and allow it to consolidate as the leading convergent operator in Brazil.

The following are the accounting effects arising from the closing of the Transaction, which took place on July 2, 2021:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

IFRS 10 and CPC 36 (R3) contain guidance on accounting for changes in interest in subsidiaries when control is lost. In this case, the rule establishes that the retained interest must be valued at its fair value (based on the sales price) and any difference must be recorded in income (in addition to the write-off of the portion sold).

The Telefónica Group has adopted this to register the Transaction in its subsidiaries (Company and TEF Infra).

FiBrasil was controlled by the Company, which held 100 shares, represented by R$100.00 (one hundred reais).

(1) Capital contribution made by the Company with property, plant and equipment and intangible assets, with the issue of 1,199,900 new common shares, nominative and with no par value.

(2) A loss arising from operating expenses, net of income tax and social contribution.

(3) Capital contribution by CDPQ, with subscription of 800,000 common shares, nominative and without par value, with the waiver of subscription rights by the Company and TEF Infra.

(4) Present value of the capital increase to be paid within 12 months or upon compliance with contractual conditions of the Transaction, whichever occurs first, with the waiver of the subscription right by the Company and TEF Infra.

(1) Capital contribution made by the Company with property, plant and equipment and intangible assets, with the issue of 1,199,900 new common shares, nominative and without par value (see notes 12, 13 and 14).

(2) Equity accounting adjustment for losses of investee, arising from operating expenses, net of income tax and social contribution (see note 12).

(3) Write-offs of cost of investments held by the Company in FiBrasil, being: (i) R$95,817 upon sale of 499,999 shares to TEF Infra; and (ii) R$38,327 upon sale of 200,000 shares to CDPQ (see notes 12 and 26).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

(4) Remeasurement of the change in shareholding, arising from the waiver of the right to subscribe for shares by the Company, which occurred in the Transaction. This variation was determined by comparing the current equity interest in FiBrasil's equity with the prior investment balance. This amount is tax free. (see note 12).

(1) Refers to the sale of the Company's shareholding in FiBrasil, as follows: (i) 499,999 shares to TEF Infra, to be received in four installments, the first being in cash plus the remaining three annual installments maturing in the month of July, until 2024; and (ii) 200,000 shares for the CDPQ, in cash (see note 26).

(2) Refer to the write-off of cost of investments held by the Company in FiBrasil, upon sale of 499,999 shares to TEF Infra and 200,000 shares to CDPQ (see notes 12 and 26).

(3) Refers to the proportional write-off of goodwill, determined by comparing the sales value with the retained part of the cash-generating unit, plus the sale value and applied to the existing goodwill (see notes 14 and 26).

(4) Refers to the fair value of the Company's portion of future subscription bonuses, to be carried out by CDPQ at FiBrasil, as contractual conditions are met. This amount is updated monthly (see notes 11, 12 and 26).

(5) Refers to consulting expenses, reports, fees directly related to the Transaction, recognized in General and administrative expenses (note 25).

(6) Refers to the remeasurement of the change in the shareholdings, arising from the waiver of the right to subscribe for shares by the Company. The amount was determined by comparing the current equity interest in FiBrasil's equity with the prior investment balance. This amount is tax free (see note 12).

(7) Refers to the remeasurement of the part retained in the investment at its fair value, upon loss of control (see note 12).

(8) Refers to current and deferred taxes on the result of the Operation, except for the remeasurement amount of the shareholding (item 6).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

The closing of the Transaction resulted in a positive impact for the Company of R$536,283 (before income tax and social contribution) and R$224,860 on the cash flow from the investment activity. In addition, there is an additional amount of approximately R$1.5 billion, in nominal terms, in the coming years, partially conditioned to the achievement of goals previously agreed between the parties.

With the conclusion of the Transaction on July 2, 2021, the shareholding control of FiBrasil became a joint control between the CDPQ Group with 50% and Telefónica 50% (25% for the Company and 25% for TEF Infra).

c.6) Disposal of equity interest in Telefônica Cloud e Tecnologia do Brasil (“CloudCo Brasil”)

The Company, pursuant to CVM Instruction No. 358/2002 (“ICVM358”), informed its shareholders and the market in general that, at a Meeting held on August 2, 2021, the Company's Board of Directors approved the execution, on the same date, of the Share Purchase and Sale and Subscription Agreement (“SPIA”), through which the Company sold part of the shares held by it and issued by its subsidiary Telefônica Cloud e Tecnologia do Brasil SA ( “CloudCo Brasil”), to Telefónica Cybersecurity & Cloud Tech, SL (“TC&CT”), an indirect subsidiary of Telefónica SA (“Transaction”).

The Transaction will allow the Company, in partnership with TC&CT, to develop a Brazilian company dedicated to cloud computing services and solutions for B2B, CloudCo Brasil, aiming to leverage positioning in services and solutions and capturing business growth opportunities.

The Transaction also ensures that the Company continues to lead the relationship with end customers, insofar as it includes the execution of a commercial intermediation contract, through which the Company will act as CloudCo Brasil's exclusive sales channel.

This Transaction does not require prior regulatory authorizations or approvals additional to those already obtained by the Company and does not change the Company's shareholding structure. It does not cause any dilution to its shareholders, generating value for them through acceleration of its growth and increased operational efficiency.

The accounting effects from the closing of the Transaction on August 2, 2021 are as follows:

The Company adopted IFRS 10 and CPC 36 (R3) for the Transaction records, which contain guidance on accounting for changes in interest in subsidiaries.

CloudCo Brasil was controlled by the Company, which held 100 shares, represented by R$100.00 (one hundred reais).

(1) Capital contribution made by the Company with funds, with the issue of 319,900 new quotas (see note 12).

(2) A loss arising from operating expenses, net of income tax and social contribution.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

(3) Capital contribution made by TC&CT with resources.

(4) Present value of the capital increase to be paid in by TC&CT within 18 months.

(1) Capital contribution made by the Company with funds, with the issue of 319,900 new quotas (see note 12).

(2) Write-offs of cost of the investment held by the Company in CloudCo Brasil, appropriated against “Other Capital Reserves” (see notes 12 and 23).

(3) Remeasurement of the change in equity interest resulting from capital contributions made by TC&CT to CloudCo Brasil, appropriated against “Other Capital Reserves” (see notes 12 and 23)

(1) Refers to the sale of the Company's shareholding in CloudCo Brasil, for 64,949 shares, received in cash on the closing date (see note 12).

(2) Refers to the write-off of cost of the investment held by the Company in CloudCo Brasil (see notes 12 and 23).

(3) Refers to current and deferred income tax and social contribution on (2) and (5) (see notes 8 and 23).

(4) Remeasurement of the change in shareholding, resulting from capital contributions made by TC&CT to CloudCo Brasil (see notes 12 and 23).

(5) Refers to the proportional write-off of existing goodwill, comparing the value of disposals with the retained part of the cash-generating unit, plus the sale value and applied to the existing goodwill (see notes 14 and 23).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

Upon closing the Transaction on August 2, 2021, CloudCo Brasil's capital stock was held as follows: 50.01% by the Company and 49.99% by TC&CT and, therefore, the relationship between the Company and the TC&CT within the scope of CloudCo Brasil will be regulated by a Shareholders' Agreement also executed on August 2, 2021. Both the SPIA and the Shareholders' Agreement contain terms and provisions common to this type of transaction.

2)	BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

a) Statement of compliance

The individual (Company) and consolidated quarterly financial statements were prepared and are presented in accordance with International Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board ("IASB") consistent with CVM deliberations, applicable to the preparation of the quarterly financial statements.

b) Basis of preparation and presentation

The quarterly financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value.

All information of significance to the quarterly financial statements is disclosed and is consistent with that used by Company management in the performance pf its duties.

The Statement of Cash Flows was prepared in accordance with IAS 7 - Statement of Cash Flows and reflects the changes in cash using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added ("SVA"), individual and consolidated; IFRS does not require this presentation.

As a result, under IFRS, the SVA is presented as supplementary information, without affecting the overall quarterly financial statements.

Assets and liabilities are classified as current when it is probable that their realization or settlement will occur in the next 12 months. Otherwise, they are classified and shown as non-current. The only exception relates to the balances of deferred tax assets and liabilities, which are all classified as non-current.

These quarterly financial statements compare the three and nine-month periods ended September 30, 2021 and 2020, except for the balance sheets, that compare the positions as on September 30, 2021 and December 31, 2020.

The Board of Directors authorized the issue of these individual and consolidated quarterly financial statements at the meeting held on October 22, 2021.

c) Functional and reporting currency

The Company’s quarterly financial statements are presented in thousands of Real/Reais (R$), unless otherwise stated.

The Company’s functional and reporting currency is the Brazilian Real. Transactions in foreign currency are translated into Brazilian Reais as follows: (i) assets, liabilities and shareholders' equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are converted at the transaction date rate.

Gains and losses from the conversion of investments abroad are recognized in the statement of other comprehensive income. Gains and losses from the translation of monetary assets and liabilities between the

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

exchange rate prevailing at the date of the transaction and the year-end closing (except for the conversion of investments abroad) are recognized in the statement of income.

d) Basis of consolidation

Interest held in subsidiaries or joint ventures is measured under the equity method in the individual quarterly financial statements. In the consolidated quarterly financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in joint ventures are measured under the equity method in the quarterly financial statements.

On September 30, 2021 and December 31, 2020, the Company holds direct equity interests in subsidiaries and joint ventures. Below, is the main information about the Company's investees.

(1)	On May 25, 2021, Innoweb Ltda, a direct subsidiary of POP and an indirect subsidiary of the Company, changed its name to Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda. (“Recicla V”), also changing its corporate purpose to trade and recycling scrap and metals to be developed by it.

e) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision-making professional in definition of how to allocate funds to an individual segment and in the assessment of segment performance. Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and its subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made on a consolidated basis, the Company and its subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

f) Significant accounting practices

To avoid repetition, current relevant information for the notes that did not change significantly compared to that disclosed in the financial statements for the year ended December 31, 2020, is not repeated in these quarterly financial statements.

The accounting policies adopted in the preparation of the quarterly financial statements for the period ended September 30, 2021 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2020, except for provided for IFRS 17 - Insurance Contracts, which will not apply to the Company. The corresponding CPC standard has not yet been issued by the in Brazil to replace CPC 11 - Insurance Contracts. IFRS 17 will affect insurance contract recognition, measurement, presentation and disclosures and require presentation of comparative figures.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

IFRS 17 came into effect for periods beginning on or after January 1, 2021, requiring the presentation of comparative amounts. Early adoption is allowed if the entity also adopts IFRS 9 and IFRS 15 on the same date or before the initial adoption of IFRS 17. This standard does not apply to the Company.

The Company does not anticipate the early adoption of any pronouncement, interpretation or amendment that has been issued before application is mandatory.

g) Significant accounting judgments estimates and assumptions

The preparation of the quarterly financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in applying its accounting policies. These estimates are based on experience, knowledge, information available at the end of the year, and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Actual results involving these estimates could differ in values from those recorded in the quarterly financial statements due to the criteria inherent in the estimation process. The Company and its subsidiaries review its estimates at least annually.

The significant estimates and judgments applied by the Company and its subsidiaries in the preparation of these quarterly financial statements are detailed in the following Notes: trade accounts receivable (Note 4); income and social contribution taxes (Note 7); property, plant and equipment (Note 12); intangible assets (Note 13); provision and contingencies (Note 19); net operating income (Note 24); pension plans and other post-employment benefits (Note 30); and financial instruments and risk and capital management (Note 31), disclosed in the financial statements for the year ended December 31, 2020.

3) CASH AND CASH EQUIVALENTS

(1)	On September 30, 2021 and December 31, 2020, the Company and Consolidated balances included R$61,398 and R$47,313, respectively, related to the Financial Clearing House, with a Telefónica Group company (Note 28).

(2)	Highly liquid short-term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements with first tier rated financial institutions, indexed to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income.

4) FINANCIAL INVESTMENTS

(1) Refers to financial investments in senior shares of FOR-TE Fundo de Investimento em Direitos Creditórios.

(2) Refer to financial investments in guarantees for lawsuits (Note 19.e).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

5) TRADE ACCOUNTS RECEIVABLE

(1)	Includes contractual assets.

On September 30, 2021 and December 31, 2020, the net consolidated balances of the contractual assets were R$126,545 and R$168,683, respectively.

Consolidated balances of non-current trade accounts receivable include:

(1)	The maturity schedule of the nominal amounts and the present value of the Vivo TECH product is of up to five years.

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the periods.

The following are amounts receivable, net of estimated losses for impairment of accounts receivable, by maturity:

(1)	Includes the amounts of contractual assets.

On September 30, 2021 and December 31, 2020, no customer represented more than 10% of trade accounts receivable, net.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

The following table shows the changes in estimated losses for impairment of accounts receivable.

6)	INVENTORIES

(1)	This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

(2)	Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 25).

7)	PREPAID EXPENSES

(1)	Refers to the remaining portion of the Inspection and Operation Fee amounts, which will be amortized through the end of 2021.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

8)	INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income and Social Contribution taxes recoverable

b) Income and Social Contribution taxes payable

The non-current amounts of R$97,093 and R$96,252, recorded in the Company and Consolidated, on September 30, 2021 and December 31, 2020, respectively, refer to the taxes classified in IFRIC 23 - Uncertainties about Income Tax Treatments (Note 8.e).

c) Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

Company				
	Balance on 12.31.20	Income statement	Comprehensive income	Equity transactions (4)	Balance on 09.30.21
Deferred tax assets (liabilities)					
Income and social contribution taxes on tax losses (1)	**1,382,970**	**34,032**	-	-	**1,417,002**
Income and social contribution taxes on temporary differences (2)	**(5,797,510)**	**(924,565)**	**(1,873)**	**4,377**	**(6,719,571)**
Provisions for legal, labor, tax civil and regulatory contingencies	1,753,472	284,441	-	-	2,037,913
Trade accounts payable and other provisions	779,729	308,331	-	-	1,088,060
Customer portfolio and trademarks	(34,171)	(154,787)	-	-	(188,958)
Estimated losses on impairment of accounts receivable	587,709	(8,713)	-	-	578,996
Estimated losses from modems and other P&E items	173,656	2,751	-	-	176,407
Pension plans and other post-employment benefits	320,556	18,520	-	-	339,076
Profit sharing	133,077	(14,899)	-	-	118,178
Licenses	(2,285,874)	(305,160)	-	-	(2,591,034)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(6,606,476)	(646,252)	-	-	(7,252,728)
Property, plant and equipment of small value	(741,524)	(133,592)	-	-	(875,116)
Technological Innovation Law	(18,721)	4,683	-	-	(14,038)
On other temporary differences (3)	141,057	(279,888)	(1,873)	4,377	(136,327)
Deferred tax liabilities	**(4,414,540)**	**(890,533)**	**(1,873)**	**4,377**	**(5,302,569)**
Deferred assets	**5,913,243**				**6,483,281**
Deferred liabilities	**(10,327,783)**				**(11,785,850)**
Deferred liabilities, net	**(4,414,540)**				**(5,302,569)**
Represented in the balance sheet as follows:					
Deferred liabilities	**(4,414,540)**				**(5,302,569)**

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

(1)	Under Brazilian tax legislation these may be offset up to 30% of the annual taxable income but otherwise have no expiry date.

(2)	Amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.

(3)	Deferred taxes from other temporary differences, such as deferred income, renewal of licenses, disposal of structures (towers and rooftops), among others.

(4)	Refers to deferred taxes arising from the acquisition and sale of Telefônica Cibersegurança e Tecnologia do Brasil Ltda. (“CyberCo Brasil”) in 2020 and the CloudCo Brasil Operation in 2021 (note 1.c).

On September 30, 2021, deferred tax assets (income and social contribution tax losses) were not recognized in the subsidiaries' (Recicla V, TGLog and TIS) accounting records, in the amount of R$72,146 (R$68,783 on December 31, 2020), as it is not probable that future taxable profits will be sufficient for offset for these subsidiaries to benefit from the credits.

d) Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on an accrual basis, and pay taxes based on estimates, as per the tax auxiliary trial balance. Taxes on profits are recorded in liabilities or assets, as applicable.

The reconciliation of the tax expense using the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the periods of three and nine months ended September 30, 2021 and 2020.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

e) Uncertainties about Income Tax Treatments

The Company and its subsidiaries are defending several assessments filed by the Federal Revenue of Brazil (“RFB”) for allegedly incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, in the amount of R$17,999,069 on September 30, 2021 (R$16,969,554 on December 31, 2020). Management, supported by its legal advisors, believes that a large part of these deductions will likely be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

For the amount where the probability of acceptance by the tax authority is less than 50%, a non-current tax and social contribution liability was recognized of R$97,093 on September 30, 2021 (R$96,252 on December 31, 2020) (Note 8.b). These cases involve offsetting of overpayment of income tax and social contribution not approved by the RFB.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

f) Decision of the Federal Supreme Court (“STF”) on an Extraordinary Appeal on the levying of IRPJ and CSLL on late payment interest received on payment of undue payments

On July 8, 2020, the Company filed Writ of Mandamus No. 5012373-88.2020.4.03.6100 providing protection in recognizing challenges of its claims of illegality and unconstitutionality of the requirement to pay Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”) on interest income accruals at the SELIC rate arising from improperly collected taxes. In the first instance, the decision was against the Company, and on October 8, 2021, an appeal was filed against that has not yet been judged.

On September 24, 2021, the plenary of the Federal Supreme Court ("STF") judged, under the virtual system, the Extraordinary Appeal No. 1.063.187/SC, under general repercussion topic 962, which deals with IRPJ and CSLL on SELIC interest income on overpayments, similar to the Writ of Mandamus above. This judgment accepted, by unanimous vote, agreed to the claims of unconstitutionality for levying IRPJ and CSLL on tax overpayment. On September 29, 2021, the Judgment Minutes were published, though the full decision is still pending.

Considering the effects of the general repercussion, the Company evaluated the possibility of recording the credits (best) estimated at R$1 to 1.5 billion, affecting deferred IRPJ and CSLL assets. A more precise estimate will require reprocessing prior year tax loss calculations and future taxable income projections. Due to the recent date of the STF decision, the complexity of the calculations and effects on recoverability of the deferred tax asset, affected also by the 5G Auction, the Company has not yet finalized its estimates. Accordingly, the deferred tax asset recognition criteria had not been satisfied at September 30, 2021.

9) TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

(1)	Includes ICMS credits from the acquisition of property and equipment, available to offset in 48 months; requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$583,610 and R$541,941 on September 30, 2021 and December 31, 2020, respectively.

(2)	The Company has two lawsuits for recognition of the right to exclude ICMS from the calculation basis of contributions to PIS and COFINS (including lawsuit of the company that has already been merged - Telemig), which cover several periods between February 2002 and December 2019. On May 13, 2021, the Federal Supreme Court (“STF”) issued a decision on the Leading Case RE 574706. One of the processes became final on June 25, 2021 and the other is still pending a final decision, being that it will follow the decision rendered by the STF. As a result of the decision, the Company recognized in the nine-month period ended September 30, 2021 the amount of R$2,221,897. On September 30, 2021, the balance in current assets was R$1,833,905.

(3)	Withholding income tax (“IRRF”) credits on short-term investments, interest on equity and others, treated as deductions in the period and social contribution tax withheld at source on services provided to public agencies.

10)	JUDICIAL DEPOSITS AND GARNISHMENTS

To grant suspension of tax liabilities, judicial deposits, are required to be made by law to secure the continuance of the claims under discussion.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

Judicial deposits are recorded at historical cost-plus legal indexation/interest accruals.

The table below presents the classified balances on September 30, 2021 and December 31, 2020 of the tax judicial deposits (classified by tax).

11)	OTHER ASSETS

(1)	On September 30, 2021 and December 31, 2020, includes R$100,104 and R$158,959, respectively, for the distribution of the PBS-A surplus.

(2)	On September 30, 2021 and December 31, 2020, includes R$59,480 (R$43,878 in Related-party receivable and R$15,602 in Other receivables) and R$12,122, respectively, from a subletting agreement in the Curitiba Data Center (22-year period)), structures (towers and rooftops, 10-year period)), real estate (13-year period) and attachment points (3-year period). There are no unsecured residual amounts that result in lessor benefits and no contingent payments recognized as income during the period.

(3)	Includes R$440,345 receivable from TEF Infra, referring to three annual installments due in July, until 2024, for the sale of 499,999 of FiBrasil (see notes 1.c and 28).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

12) INVESTMENTS

a)	Information on investees

The information related to subsidiaries and jointly controlled entities is the same as in Note 11) Investments, as disclosed in the financial statements for the fiscal year ended December 31, 2020.

A summary of selected financial data of direct investees in which the Company has an interest and the changes in balances is described in Note 2.d).

Balance Sheets

Statements of Income

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

b)	Changes in investments

The equity accounting pickup adjustment of the parent company and consolidated includes FiBrasil Operation (note 1.c): (i) from interest in earnings; (ii) the fair value of the remeasurement of equity interest; and (iii) the update of the share premium amount.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

13)	PROPERTY, PLANT AND EQUIPMENT

a) Breakdown, changes in balances and depreciation rates

Company							
	Switching and transmission equipment	Terminal equipment	Lending equipment	Infrastructure	Land	Other P&E	Assets and facilities under construction	Total
Balances and changes:								
Balance on 12.31.19	**22,727,927**	**817,111**	**4,082,160**	**11,717,821**	**278,512**	**813,449**	**2,394,389**	**42,831,369**
Additions	107,635	42	64,642	1,094,240	-	109,502	3,998,469	5,374,530
Write-offs, net (1)	(5,512)	(55)	(102)	(49,437)	(3,702)	(2,091)	(8,643)	(69,542)
Net transfers	1,482,818	364,162	1,645,110	622,765	-	6,783	(4,266,849)	(145,211)
Subletting (2)	-	-	-	(1,379)	-	-	-	(1,379)
Depreciation (Note 25)	(2,183,619)	(266,159)	(1,672,022)	(1,945,249)	-	(209,615)	-	(6,276,664)
Balance on 09.30.20	**22,129,249**	**915,101**	**4,119,788**	**11,438,761**	**274,810**	**718,028**	**2,117,366**	**41,713,103**
Additions	(29,610)	-	13,217	3,420,530	-	82,764	1,682,139	5,169,040
Write-offs, net (1)	7,344	(6)	(1)	(256,974)	(1,781)	(327)	(6,453)	(258,198)
Net transfers	1,056,909	96,360	486,775	(281,212)	-	14,077	(1,415,874)	(42,965)
Subletting (2)	-	-	-	(736)	-	-	-	(736)
Capital contribution to CyberCo Brasil	(685)	-	-	-	-	(15,553)	-	(16,238)
Depreciation	(739,870)	(94,615)	(541,944)	(785,086)	-	(66,696)	-	(2,228,211)
Balance on 12.31.20	**22,423,337**	**916,840**	**4,077,835**	**13,535,283**	**273,029**	**732,293**	**2,377,178**	**44,335,795**
Additions	285,246	-	86,051	2,054,149	-	75,616	4,673,774	7,174,836
Write-offs, net (1)	(22,551)	(94)	(1,397)	(201,810)	(2,541)	(1,156)	(45,638)	(275,187)
Net transfers	2,704,988	545,983	1,786,762	535,548	-	19,398	(5,683,980)	(91,301)
Subletting (2)	-	-	-	(46,930)	-	-	-	(46,930)
Transfers of goods destined for sale (3)	(150,251)	(14,207)	(33,648)	(21,126)	-	(375)	(8,344)	(227,951)
Depreciation (Note 25)	(2,529,901)	(325,340)	(1,652,929)	(2,089,815)	-	(210,004)	-	(6,807,989)
Balance on 09.30.21	**22,710,868**	**1,123,182**	**4,262,674**	**13,765,299**	**270,488**	**615,772**	**1,312,990**	**44,061,273**
Balance on 12.31.20								
Cost	78,436,193	5,927,786	22,784,054	30,607,476	273,029	5,217,044	2,377,178	145,622,760
Accumulated depreciation	(56,012,856)	(5,010,946)	(18,706,219)	(17,072,193)	-	(4,484,751)	-	(101,286,965)
Total	**22,423,337**	**916,840**	**4,077,835**	**13,535,283**	**273,029**	**732,293**	**2,377,178**	**44,335,795**
Balance on 09.30.21								
Cost	80,731,661	6,420,909	24,558,875	33,129,903	270,488	5,285,735	1,312,990	151,710,561
Accumulated depreciation	(58,020,793)	(5,297,727)	(20,296,201)	(19,364,604)	-	(4,669,963)	-	(107,649,288)
Total	**22,710,868**	**1,123,182**	**4,262,674**	**13,765,299**	**270,488**	**615,772**	**1,312,990**	**44,061,273**

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

Consolidated							
	Switching and transmission equipment	Terminal equipment	Lending equipment	Infrastructure	Land	Other P&E	Assets and facilities under construction	Total
Balances and changes:								
Balance on 12.31.19	**22,727,930**	**817,300**	**4,082,160**	**11,719,728**	**278,512**	**826,362**	**2,395,272**	**42,847,264**
Additions	107,909	73	64,642	1,094,240	-	112,628	3,998,085	5,377,577
Write-offs, net (1)	(5,786)	(55)	(102)	(49,435)	(3,702)	(2,127)	(8,643)	(69,850)
Net transfers	1,482,840	364,141	1,645,110	622,763	-	6,781	(4,266,846)	(145,211)
Subletting (2)	-	-	-	(1,379)	-	-	-	(1,379)
Depreciation (Note 25)	(2,183,641)	(266,171)	(1,672,022)	(1,946,053)	-	(212,241)	-	(6,280,128)
Balance on 09.30.20	**22,129,252**	**915,288**	**4,119,788**	**11,439,864**	**274,810**	**731,403**	**2,117,868**	**41,728,273**
Additions	(29,856)	(31)	13,217	3,423,507	-	82,821	1,682,622	5,172,280
Write-offs, net (1)	7,603	(6)	(1)	(257,012)	(1,781)	(743)	(6,453)	(258,393)
Net transfers	1,056,889	96,401	486,775	(281,210)	-	14,076	(1,415,896)	(42,965)
Subletting (2)	-	-	-	(736)	-	-	-	(736)
Capital contribution to CyberCo Brasil	(685)	-	-	-	-	(15,553)	-	(16,238)
Depreciation	(739,866)	(94,625)	(541,944)	(785,574)	-	(67,619)	-	(2,229,628)
Balance on 12.31.20	**22,423,337**	**917,027**	**4,077,835**	**13,538,839**	**273,029**	**744,385**	**2,378,141**	**44,352,593**
Additions	285,246	46	86,051	2,054,751	-	77,046	4,673,737	7,176,877
Write-offs, net (1)	(22,551)	(104)	(1,397)	(202,308)	(2,541)	(1,106)	(45,637)	(275,644)
Net transfers	2,704,988	545,986	1,786,762	535,637	-	19,723	(5,684,578)	(91,482)
Subletting (2)	-	-	-	(46,930)	-	-	-	(46,930)
Goods for sale (3)	(150,251)	(14,207)	(33,648)	(21,126)	-	(375)	(8,344)	(227,951)
Depreciation (Note 25)	(2,529,901)	(325,361)	(1,652,929)	(2,091,738)	-	(214,969)	-	(6,814,898)
Balance on 09.30.21	**22,710,868**	**1,123,387**	**4,262,674**	**13,767,125**	**270,488**	**624,704**	**1,313,319**	**44,072,565**
Balance on 12.31.20								
Cost	78,436,218	5,928,603	22,784,054	30,632,690	273,029	5,379,888	2,378,141	145,812,623
Accumulated depreciation	(56,012,881)	(5,011,576)	(18,706,219)	(17,093,851)	-	(4,635,503)	-	(101,460,030)
Total	**22,423,337**	**917,027**	**4,077,835**	**13,538,839**	**273,029**	**744,385**	**2,378,141**	**44,352,593**
Balance on 09.30.21								
Cost	80,731,686	6,421,477	24,558,875	33,154,950	270,488	5,450,382	1,313,319	151,901,177
Accumulated depreciation	(58,020,818)	(5,298,090)	(20,296,201)	(19,387,825)	-	(4,825,678)	-	(107,828,612)
Total	**22,710,868**	**1,123,387**	**4,262,674**	**13,767,125**	**270,488**	**624,704**	**1,313,319**	**44,072,565**

(1)	Infrastructure, includes R$192,249 and R$288,603 in 2021 and 2020, respectively, for cancellation of lease agreements

(2)	Refers to the lease for structures (towers and rooftops), areas in Curitiba data center and real estate and attachment points.

(3)	Refers to the residual balance of property, plant and equipment contributed in a capital subscription to FiBrasil (Note 1.c).

The depreciation rates for the periods ended September 30, 2021 and December 31, 2020, other than for lease assets (presented in Note 13 b), were as follows.

b)	Additional information on leases

Changes to lease balances, in the tables above (Note 13.a), include leases covered by IAS 17 and the provision for dismantling (asset retirement obligations) for these leases.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

c) Property and equipment items pledged in guarantee

On September 30, 2021, the Company had property and equipment pledged in guarantee for lawsuits, of R$78,224 (R$85,172 on December 31, 2020).

d) Concession Balance

The fixed switched telephone service concession model adopted in 1998 upon privatization of the telecommunications sector modernized the services offered in Brazil. For over 20 years, the concessionaires had promoted the expansion and universalization of the fixed telephony service, which, before privatization, was expensive, unequal and slow. The modernization process was disruptive and beneficial.

As the concession contracts terms neared completion, a consensus was sought with the regulatory body to rebalance the economic-financial equilibrium of the contracts.

As a consensus was not achieved, the Company filed an arbitration agreement entered on July 1, 2021 with ANATEL. On July 10, 2021, it was submitted to the International Chamber of Commerce to initiate arbitration against ANATEL, as provided for in the concession agreement and pursuant to Law 9,307/96 and the General Telecommunications Law. The objectives are to seek acknowledgement, in addition to other matters, of events that occurred during the concession contract that require rebalancing the economic-financial equilibrium of the contracts.

Arbitration is considered a suitable for resolving such complex conflicts. The expectation is that the issue will be resolved technically, allowing for the conclusion of the current concessions for fixed telephone service. At this time, it is not practicable to predict the outcome of this arbitration process.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

e) Adaptation of the Model

On October 4, 2019, Law 13.879/2019 (enacted from PLC 79/2016) was published, which introduced changes in the telecommunication’s regulatory framework, by allowing fixed telephony concessionaires to migrate from a concession regime to a regime of authorization subject to lower regulatory charges, including those associated with the continuity and universalization of the STFC in the concession area, as well as any restrictions on the goods associated with its provision.

The Law determined that ANATEL will be responsible for estimating, through specific regulation, the economic value associated with the adaptation of the concession instrument for authorization, which value will be converted into investment projects not yet defined by ANATEL; depending on the conditions of such projects, the Concessionaire will choose to agree or not to adapt the regime.

f) Reversible assets

The concession contract for the Company's Switched Fixed Telephone Service adopted in 2018 determines that the assets essential to the provision of such service in the concession area, such as switching, transmission and public use terminals, external network equipment, equipment for energy and systems equipment and operation support must be considered as reversible assets.

On April 12, 2021, Resolution 744 was published in the DOU, approved by the Ministry of Telecommunications and by the Board of Directors of ANATEL on April 4, 2021, which deals with the Regulation of Continuity of Provision of Switched Fixed Telephone Service Intended for Use of the General Public (“STFC”) under the Public Regime.

The Resolution, which became effective on May 3, 2021, addresses how the continuity of STFC services under the concession regime a upon the termination of the Company STs STFC concession contract; the assets that are used for the provision of multiple services, among which the STFC under the public system, will be subject to a contract for assignment of right of use, under fair and reasonable economic conditions, between the Company and the new Concessionaire or the Federal Government, should they wish to make use of such assets to maintain the continuity of STFC provision under the public regime.

Those assets, that in addition to being essential, are effectively and exclusively used to ensure the continuity and timely provision of STFC under the public regime, will be reverted to the Public Authority, if such service continues to be provided, either by the Federal authority, or by a new Concessionaire, under a public agreement. Hence, the assets for the exclusive use of the STFC and, therefore, subject to the reversal regime provided for in the regulation, constitute a residual and decreasing asset of the Company.

Thus, upon termination of the concession, the Concessionaire's net assets are no longer exposed to a return of ownership to the Federal Government. Both the assignment of the use of shared assets and the possession of exclusive STFC assets are defined in the operational manual of the Regulation and Continuity, approved by Decision No. 269/2021/COUN/SCO, which complements provisions of the Continuity Regulation.

Although Resolution 744 requires a list of reversible assets ("RBR") to be submitted to ANATEL, such obligation, upon approval under the contractual model described above, is merely informative, in order to maintain transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

14) INTANGIBLE ASSETS

a) Breakdown, changes in balances and amortization rates

Company							
	Indefinite useful life	Finite useful life						
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Software under development	Total
Balances and changes:								
Balance on 12.31.19	**23,059,172**	**3,690,068**	**928,833**	**905,205**	**12,091,821**	**45,654**	**549,979**	**41,270,732**
Additions	-	370,292	-	-	-	-	719,537	1,089,829
Write-offs, net	-	(12,230)	-	-	-	-	-	(12,230)
Net transfers	-	1,077,562	-	-	-	-	(932,351)	145,211
Amortization (Note 25)	-	(1,046,836)	(228,667)	(63,154)	(683,047)	(2,326)	-	(2,024,030)
Balance on 09.30.20	**23,059,172**	**4,078,856**	**700,166**	**842,051**	**11,408,774**	**43,328**	**337,165**	**40,469,512**
Additions (1)	-	152,956	-	-	184,300	-	454,111	791,367
Write-offs, net (2)	(32,743)	(220)	-	-	-	-	-	(32,963)
Net transfers	-	133,085	-	-	-	-	(90,120)	42,965
Capital contribution to CyberCo Brasil	-	(2,770)	-	-	-	-	-	(2,770)
Amortization	-	(372,546)	(66,600)	(21,051)	(231,364)	(776)	-	(692,337)
Balance on 12.31.20	**23,026,429**	**3,989,361**	**633,566**	**821,000**	**11,361,710**	**42,552**	**701,156**	**40,575,774**
Additions (1)	-	571,423	-	-	33,576	-	859,794	1,464,793
Write-offs, net	(147,977)	(16,847)	-	-	-	-	-	(164,824)
Net transfers	-	1,330,067	-	-	-	-	(1,238,766)	91,301
Transfers of goods destined for sale (3)	-	(2,010)	-	-	-	-	-	(2,010)
Amortization (Note 25)	-	(1,191,162)	(199,800)	(63,154)	(699,295)	(2,327)	-	(2,155,738)
Balance on 09.30.21	**22,878,452**	**4,680,832**	**433,766**	**757,846**	**10,695,991**	**40,225**	**322,184**	**39,809,296**
Balance on 12.31.20								
Cost	23,026,429	19,940,908	4,438,017	1,658,897	20,428,520	269,557	701,156	70,463,484
Accumulated amortization	-	(15,951,547)	(3,804,451)	(837,897)	(9,066,810)	(227,005)	-	(29,887,710)
Total	**23,026,429**	**3,989,361**	**633,566**	**821,000**	**11,361,710**	**42,552**	**701,156**	**40,575,774**
Balance on 09.30.21								
Cost	22,878,452	21,818,883	4,440,717	1,658,897	20,462,096	269,557	322,184	71,850,786
Accumulated amortization	-	(17,138,051)	(4,006,951)	(901,051)	(9,766,105)	(229,332)	-	(32,041,490)
Total	**22,878,452**	**4,680,832**	**433,766**	**757,846**	**10,695,991**	**40,225**	**322,184**	**39,809,296**

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

Consolidated							
	Indefinite useful life	Finite useful life						
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Software under development	Total
Balances and changes:								
Balance on 12.31.19	**23,059,172**	**3,693,255**	**928,833**	**905,205**	**12,091,821**	**45,730**	**550,936**	**41,274,952**
Additions	-	372,155	-	-	-	-	719,931	1,092,086
Write-offs, net	-	(12,230)	-	-	-	-	-	(12,230)
Net transfers	-	1,077,769	-	-	-	-	(932,558)	145,211
Amortization (Note 25)	-	(1,047,826)	(228,667)	(63,154)	(683,047)	(2,327)	-	(2,025,021)
Balance on 09.30.20	**23,059,172**	**4,083,123**	**700,166**	**842,051**	**11,408,774**	**43,403**	**338,309**	**40,474,998**
Additions (1)	-	153,957	-	-	184,300	-	454,351	792,608
Write-offs, net (2)	(32,743)	(220)	-	-	-	-	-	(32,963)
Net transfers	-	133,545	-	-	-	-	(90,580)	42,965
Capital contribution to CyberCo Brasil	-	(2,770)	-	-	-	-	-	(2,770)
Amortization	-	(372,931)	(66,600)	(21,051)	(231,364)	(775)	-	(692,721)
Balance on 12.31.20	**23,026,429**	**3,994,704**	**633,566**	**821,000**	**11,361,710**	**42,628**	**702,080**	**40,582,117**
Additions (1)	-	572,117	-	-	33,576	-	860,026	1,465,719
Write-offs, net	(147,977)	(16,884)	-	-	-	-	-	(164,861)
Net transfers	-	1,330,996	-	-	-	-	(1,239,514)	91,482
Transfers of goods destined for sale (3)	-	(2,010)	-	-	-	-	-	(2,010)
Amortization (Note 25)	-	(1,192,605)	(199,800)	(63,154)	(699,295)	(2,327)	-	(2,157,181)
Balance on 09.30.21	**22,878,452**	**4,686,318**	**433,766**	**757,846**	**10,695,991**	**40,301**	**322,592**	**39,815,266**
Balance on 12.31.20								
Cost	23,026,429	20,056,642	4,438,017	1,658,897	20,428,520	269,640	702,080	70,580,225
Accumulated amortization	-	(16,061,938)	(3,804,451)	(837,897)	(9,066,810)	(227,012)	-	(29,998,108)
Total	**23,026,429**	**3,994,704**	**633,566**	**821,000**	**11,361,710**	**42,628**	**702,080**	**40,582,117**
Balance on 09.30.21								
Cost	22,878,452	21,934,345	4,440,717	1,658,897	20,462,096	269,640	322,592	71,966,739
Accumulated amortization	-	(17,248,027)	(4,006,951)	(901,051)	(9,766,105)	(229,339)	-	(32,151,473)
Total	**22,878,452**	**4,686,318**	**433,766**	**757,846**	**10,695,991**	**40,301**	**322,592**	**39,815,266**

(1)	Additions to licenses, in 2020 and 2021, refers to the extension of the authorization for the right to use radio frequencies use of SMP in the Federal District and in the State of Rio de Janeiro, granted by ANATEL (Note 1.b).

(2)	Proportional write-offs of goodwill refer to the disposal of the investments of CyberCo Brasil in 2020 and of FiBrasil and CloudCo Brasil in 2021, in accordance with IAS 36.

(3)	Refers to the residual balance of property, plant and equipment that were used for the composition of the Company's equity interest in FiBrasil (Note 1.c).

The table below shows the annual amortization rates for the years ended September 30, 2021 and December 31, 2020.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

15)	PERSONNEL, SOCIAL CHARGES AND BENEFITS

16)	TRADE ACCOUNTS PAYABLE

17) TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

(1) Refers to the residual balances of 2020 and 2021, which, according to decisions of the Federal Regional Court of the First Region, issued on March 18, 2020 and March 10, 2021, respectively, for payments suspended.

18)	DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Dividends receivable

On September 30, 2021 and December 31, 2020, the Company had dividends receivable from Terra Networks.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

For the cash flow statement, interest on equity and dividends received from the subsidiary are classified in “Investing Activities”.

b)   Dividends and interest on equity payable

b.1) Breakdown:

b.2) Changes in balances:

The dividends declared on December 11, 2020 and April 15, 2021, of R$2,787,518, will be paid on October 5, 2021 (note 23.d).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

For the cash flow statement presentation purposes, interest on equity and dividends paid to shareholders are classified in “Financing Activities”.

19) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are party to administrative and judicial proceedings and labor, tax, regulatory and civil claims filed in different courts. The management of the Company and its subsidiaries, under the advice of legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

Breakdown of changes in provision for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provision for dismantling are as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

(1)	Provision for decommissioning refers to the reversal resulting from the review of costs for dismantling technical sites. The effects of this reversal were recognized against property, plant and equipment.

(2)	Contingent liabilities (PPA): mainly due to the reversal of TFF and PIS and COFINS on unrecorded subscription / SVAs.

a) Labor provision and contingencies

The labor provisions and contingencies involve several labor claims of former employees and former outsourced employees (these claiming subsidiary or joint liability), which claim, among others: any differences in overtime pay, variable remuneration, salary parity, additional unhealthy or dangerous.

b) Tax provision and contingencies

The Company and its subsidiaries are defending various assessments filed by the Federal Revenue of Brazil (“RFB”) for alleged incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels. Management, supported by the position of its legal advisors, believes that a large part of these deductions will probably be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

For cases in which the Company and its subsidiaries believe that the probability of acceptance by the tax authority is less than 50% a provision is recognized (Note 8.e).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

Changes in provisions and contingencies reflect reassessments of the probability of loss in the period, due to the procedural progress and factual and evidential matters.

b.1) Tax provisions

Management, under advice of legal counsel, believes that the following losses are probable for the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) withholding income tax on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98; (vi) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; and (vii) INSS on constitutional third of vacations.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the state level relating to ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; (vii) non-taxation discounts to customers; and (viii) unmeasured services.

Municipal taxes

The Company and/or its subsidiaries are party to municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU”); (ii) Services tax (“ISS”) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

b.2) Possible losses - tax contingencies

Management, under advice of legal counsel, believes that the risk of loss from the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) are possible:

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the federal level, which are awaiting decision at different court levels.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

The more significant of these proceedings are: (i) dissatisfaction from failure to approve requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals to employees, withholding of 11% (assignment of workforce); and (c) Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) - on loan transactions, intercompany loans and credit transactions; and (vii) IRRF on capital gain on the sale of the GVT Group to the Company.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the state level, related to ICMS, which are awaiting decision in different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside São Paulo state paid to São Paulo state; (iv) co-billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection (“DETRAF” - Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) CDR/DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; (xx) new tax register bookkeeping without prior authorization by tax authorities; (xxi) advertising services; and (xxii) monthly subscription, which is in the STF with declaration liens and the Company awaits the judgment of the STF on the request for modulation.

Municipal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the municipal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; and (h) services provided by third parties; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund ("FUST")

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD”) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/00, which are awaiting a decision from Higher Courts.

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On September 30, 2021, the consolidated amount involved totaled R$4,738,647 (R$4,399,325 on December 31, 2020).

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL calculation basis, as determined by Law

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

10,052/00 and Decree No. 3,737/01, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/13.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On September 30, 2021, the consolidated amount involved totaled R$782,413 (R$764,655 on December 31, 2020).

Telecommunications Inspection Fund ("FISTEL")

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

On September 30, 2021, the consolidated amount involved totaled R$2,002,714 (R$2,744,617 on December 31, 2020).

c) Civil provision and contingencies

Changes in provisions and contingencies reflect reassessments of the probability of loss in the quarter, due to the procedural advances.

c.1) Civil provisions

Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:

•	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On September 30, 2021, the consolidated amount involved totaled R$125,951 (R$290,993 on December 31, 2020). Changes on the periods are partly due to agreements made between the interested parties.

•	The Company and/or its subsidiaries are party to various civil proceedings related to consumerist at the administrative and judicial level, relating to the non-provision of services and/or products sold. On September 30, 2021, the consolidated amount involved totaled R$345,952 (R$240,810 on December 31, 2020).

•	The Company and/or its subsidiaries are party to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On September 30, 2021, the consolidated amount involved totaled R$435,345 (R$340,148 on December 31, 2020).

c.2) Possible losses - civil contingencies

Management, under advice of legal counsel, believes that losses are possible from the following civil proceedings:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

•	Collective Action filed by SISTEL Participants' Association (“ASTEL”) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior "status quo". This proceeding is still in the appeal phase and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which partially changed the decision rendering the matter groundless. In parallel, the parties formulated an agreement, filed though pending court approval. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•	Public Civil Action proposed by the National Federation of Associations of Retirees, Pensioners and Participants in Pension Funds in the Telecommunications Sector (“FENAPAS”), in which ASTEL is an assessor against Sistel, the Company and other operators, to annul the spin-off of the PBS pension plan. The action is claiming, in summary, the “dismantling of the supplementary pension system of Fundação Sistel”, which originated several specific PBS mirror plans, and corresponding allocations of resources from the technical surplus and tax contingency existing at the time of the spin-off. After upholding the lawsuit in the first degree and confirming the sentence at the appellate level, the Company filed an appeal for clarification. Concurrently, the National Superintendence of Complementary Social Security (“PREVIC”) intervened in the process, which caused the case to be sent to the Federal Court. The process is awaiting receipt at the Federal Court. The Federal Court then summoned PREVIC to manifest itself in the records and, successively, to the parties. Demonstrations are awaited. No value has been determined nor orders settled due to their unenforceability as it involves a return to SITEL’s spun-off collection related to telecommunications operators of the former Telebrás System.

•	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights of consumers or by the Consumer Protection (“PROCON”), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business.

•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune”), a Brazilian company, filed lawsuits on November 20, 2001 against 23 wireless carriers claiming to own the patent for a caller ID and the trademark "Bina". The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

•	An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10 (ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on September 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The expertise was carried out and then the process was dismissed. Possible appeals from the parties are awaited. Management is unable to reasonably estimate the liability with respect to this claim at this time.

•	The Company, together with other operators that provide telecommunications services, is a defendant in a class action filed by the Federal Public Ministry, through which it contests the practice that operators adopt of imposing a limited period for the use of prepaid minutes. That is, the plaintiff alleges that the minutes of the prepaid package must not expire after the end of a specific period, and that they can be used at any time by the consumer. The request of the Federal Public Ministry was not accepted and the process is awaiting judgment of the appeal by the 6th Panel of the Federal Regional Court (“TRF”).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

d) Regulatory provision and contingencies

Changes in provisions and contingencies reflect reassessments of the probability of loss that took place in the quarter, due to changes in the position observed by ANATEL and the Judiciary.

d.1) Regulatory provisions

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL on the grounds of alleged non-compliance with obligations in the sectoral regulations, as well as in lawsuits that discuss, in the great majority, sanctions applied by ANATEL at the administrative level.

A dispute arose on which revenues should be considered in the payment of amounts due for the renewal of radio frequencies in relation to the payment of SMP charges. The Company, together with its legal advisors, concluded that there is a probable loss on the payment of the SMP burden in relation to data revenue, due to the existence of unfavorable decisions at ANATEL and in the courts with an unlikely prognosis of review, as the Company decided begin collecting such amounts in favor of ANATEL.

d.2) Possible losses - regulatory contingencies

Management, under advice of legal counsel believes the likelihood of loss of the following regulatory proceedings is possible:

The Company is a party to administrative proceedings filed by ANATEL (other agents, including other operators, also have claims against the Company) alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the mostly sanctions applied by ANATEL at the administrative level.

Significant cases with possible risks in the regulatory contingency portfolio include:

•	Litigation regarding the revenues that must compose the calculation of the amount of encumbrance due to the extension of radio frequencies associated with the SMP and the STFC concession (except for SMP data revenues, as informed in item d.1, of this note ). In ANATEL's view, the calculation of the encumbrance should consider the application of a percentage of 2% on the entire economic benefit arising from the provision of STFC/SMP service. In the Company's view, however, revenues that are not part of STFC/SMP service plans, such as interconnection, revenues earned in the 15th year of the licenses' validity, and others, should not be considered in the calculation of the burden. As a result of this divergence of understanding, the Company filed administrative and legal actions to challenge ANATEL's charges.

•	In May 2018, the Company filed a lawsuit to annul ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations (“PADO”) for alleged violations of the fixed telephony regulation. The principal amount of the fine imposed by ANATEL, and object of the lawsuit, totals R$199,075. On September 30, 2021 and December 31, 2020, amount including

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

interest and indexation accruals was approximately R$493,903 e R$485,828, respectively. The Company believes that the fine imposed is illegal and not due based, fundamentally, on the following defense arguments: (i) ANATEL's error in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL) and; (ii) the calculation of the penalty is disproportionate and without foundation The process was sent for analysis and decision by the CADE Court, leaving only the MPF to issue its opinion.

•	Administrative proceeding pending at CADE, allegedly coordinated action between the companies Claro, Oi Móvel and Company, which comprised the Rede Correios Consortium to compete in the electronic trading session no. 144/2015, carried out by the Brazilian Post and Telegraph Company; as well as alleged price discrimination by Company in relation to services offered to BT Brasil Serviços de Telecomunicações Ltda. (“BT”), who would compose your proposal to compete in the aforementioned event. In its defense, Company (i) states that the formation of consortia to participate in public tenders is legal and capable of promoting competition; and (ii) demonstrates that there is no basis for allegation of discriminatory conduct, since: (a) the Company was not the only alternative to BT's supplier; and (b) it is not correct to compare the prices of the service offered by the consortium to those of the service quoted by BT, as there are differences between them of a technical nature, pricing and quantity of resources involved. On March 8, 2021, the Technical Note of the General Superintendence issued an opinion on the configuration of infractions of the economic order practiced by the companies mentioned. The process was forwarded by the technical area to the CADE Court and is awaiting analysis of the Council's decision.

e) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil, labor and regulatory proceedings, as follows:

On September 30, 2021, in addition to the guarantees presented above, the Company and its subsidiaries held short-term investment deposited in courts (except for loan-related investments) in the consolidated amount of R$40,341 (R$46,280 on December 31, 2020).

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

20) LOANS, FINANCING, DEBENTURES AND LEASES

a) Loans, financing, debentures and leases information

a.1) Loans and financing – Financial Institutions

Some financing agreements with the financial institutions have lower interest rates than those prevailing in the market. These operations fall within the scope of IAS 20 and therefore up to December 31, 2017 were discounted to present value and deferred in accordance with the useful lives of the financed assets.

The grants on January 1, 2018 adjusted to present value, were recorded in property, plant and equipment and are being depreciated according to the useful lives of the financed underlying assets.

These contracts are guaranteed by the sale of financed assets.

a.2) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on the fixed CDI rate for the corresponding periods, with the net cost equivalent to between 98.9% to 120.8% of the CDI (114.6% to 149.0% of the CDI on December 31, 2020).

a.3) Debentures

Transaction costs in connection with the 5th issue, totaling R$806 on September 30, 2021 (R$1,376 on December 31, 2020), were treated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

These contracts are unsecured.

a.4) Leases

The Company and its subsidiaries have agreements classified as lease agreements as a lessee: (i) lease of structures (towers and rooftops) arising from sale and leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network, offices, stores and commercial properties. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments as per the agreement.

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

The balances of the lease amount payable are as follows:

(1)	On September 30, 2021 and December 31, 2020, the present value of balances payable, included R$79,590 and R$1,470,508, respectively, referring to lease agreements with Telefónica Group companies (Note 28). The reduction in amounts with companies of the Telefónica Group results from the sale of the tower division of Telxius Telecom, S.A. to American Tower International, Inc.

The following is a schedule of the amounts payable on leases on September 30, 2021:

The weighted annual interest rate on lease contracts on September 30, 2021 is 8.128%, with an average maturity of 5.62 years.

The present value of lease agreements is measured by discounting future fixed payment flows, which do not include projected inflation, at market interest rates, estimated using the Company's intrinsic risk spread.

The discount yield curves used are constructed based on observable data. Market interest rates are extracted from B3 and the Company's risk spread is estimated from debt securities issued by companies with comparable risk. The final discount curve reflects the Company's incremental loan interest rate.

There were no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue on September 30, 2021 and December 31, 2020.

b) Repayment schedule

An analysis by period of maturity of the non-current amounts of loans, financing and leases on September 30, 2021 follows:

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

c) Covenants

Loans and financing with financial institutions and debentures carry specific covenants involving a penalty in the event of breach of contract. A breach of contract as provided for in the agreements with the institutions listed above in item a), is characterized as non-compliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), being a breach of a contractual clause, resulting in the early maturity of the contract.

On September 30, 2021 and December 31, 2020, the Company was in compliance with all economic and financial indices.

d) Changes in balances

Changes in loans and financing, debentures, leases agreements and contingent considerations are as follows:

e) Additions and payments

The following is a summary of additions and payments made during the quarter ended September 30, 2021.

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

21)	DEFERRED REVENUE

(1)	Refers to the balance of contractual liabilities of customers, deferred when they relate to performance obligations satisfied over time.

(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met.

(3)	This refers to: i) government subsidy arising from funds obtained from credit lines to be used in the acquisition of domestic equipment, which have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

22) OTHER LIABILITIES

(1)	Includes the cost of renewing STFC and SMP licenses and SMP licenses and the extension of the authorization to use radio frequencies for the exploitation of SMP in the State of Rio de Janeiro and Federal District (Notes 1.b and 14).

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

(2)	This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

23)	EQUITY

a) Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common shares. The Board of Directors has the authority to increase and issue new shares within the authorized capital limit.

Brazilian Corporation Law (Law nº 6404/76, Article 166, item IV) - establishes that capital may be increased by means of a Special Shareholders’ Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

The shareholders will have preemptive rights to subscribe for a capital increase, in proportion to the number of shares they own. By resolution of the Board of Directors, the preemptive right in the event of issuance of shares, convertible debentures and subscription bonus, placed through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition may be excluded control, under the terms of articles 257 and 253 of the Corporation Law, as well as, benefiting from tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

Subscribed and paid-in capital on September 30, 2021 and December 31, 2020 was R$63,571,416.

Share ownership on September 30, 2021 was as follows:

b) Capital reserves

The information on the capital reserves, is the same as in Note 23) Equity, item b), disclosed in the financial statements for the year ended December 31, 2020.

With respect to treasury shares, during the nine-month period ended September 30, 2021, 8,858,300 common shares were acquired, in the total amount of R$382,900, as a result of the Company Share Repurchase Program. The balance of this caption on September 30, 2021 was R$493,441, composed of 11,669,052 common shares (R$110,541 on December 31, 2020, composed of 2,810,752 common shares).

The balance of this item on September 30, 2021 and December 31, 2020 was R$832,082 and R$1,182,263, respectively.

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

c) Revenue reserves

The information on the revenue reserves, is the same as in Note 23) Equity, item c), disclosed in the financial statements for the year ended December 31, 2020, except for R$24,185 referring to the tax benefit for the reduction of 75% of the IRPJ levied on the income earned in the states of the North and Northeast regions of the country (SUDAM and SUDENE areas).

The balance of this item on September 30, 2021 and December 31, 2020 was R$3,187,982 and R$3,149,679, respectively.

d) Dividend and interest on equity

The amounts of interest on own capital per share are calculated and presented net of withholding income tax (IRRF). Exempted shareholders received interest on full equity, without withholding income tax.

d.1) Interim interest on equity for 2021

At meetings of the Company's Board of Directors, the referendum of the General Shareholders' Meeting ("AGM") to be held in 2022, approved the allocation of intermediary interest on equity, related to the fiscal year of 2021, pursuant to article 26 of the Company's Bylaws, Article 9 of Law No. 9,249 / 95 and CVM Resolution No. 683/12, which will be imputed to the minimum mandatory dividend for the 2021 fiscal year, as follows:

d.2) Interest on Equity and Dividends for 2020

At the AGM held on April 15, 2021, the financial statements and allocations of income for the year 2020 were approved by majority vote of the holders of the common shares present. The details of the allocations of the income are the same as disclosed in note 23) Equity, item d), disclosed in the financial statements for the fiscal year ended December 31, 2020.

Following the acquisitions of own shares held in treasury under the Company's Share Repurchase Program, the Company issued a Notice to the Market on April 15, 2021, informing that the value per common share of the proposed additional dividend has been updated to 0.94181786762. This dividend, in the amount of R$1,587,518, will be paid on October 5, 2021, being credited individually to the shareholders, in accordance with the shareholding position contained in the Company's records at the end of April 15, 2021.

d.3) Unclaimed dividends and interest on equity (“IOE”)

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

Pursuant to Article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders are subject to the statute of limitation of three years, as from the initial payment date. The Company reverses the amount of prescribed unclaimed dividends and IOE to equity once the statute of limitation expires.

During the nine-month periods ended September 30, 2021 and 2020, the Company reversed unclaimed dividends and interest on equity of R$54,644 and R$35,462, respectively.

e) Other comprehensive income

Financial assets at fair value through other comprehensive income: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Changes in other comprehensive income were as follows:

f) Company Share Repurchase Program

On July 28, 2020, the Company's Board of Directors, in accordance with article no. 17, item XV of the Bylaws and CVM Instruction no. 567, approved a new Share Repurchase Program of the Company, which has as its objective the acquisition of common shares issued by the Company for subsequent cancellation, sale or maintenance in treasury, without reducing share capital. This is designed to increase shareholder value by efficiently investing the available cash resources and optimizing the capital allocation of the Company.

The repurchase will be made using the capital reserve balance included in the ITRs with base date September 30, 2020 (R$1.165 billion), except for the reserves referred to in article 7, § 1, of ICVM 567.

This program will run until January 27, 2022, with acquisitions made on the B3, at market prices, observing the legal and regulatory limits.

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

The maximum amounts authorized for acquisition are 38,320,512 common shares.

During the nine-month period ended September 30, 2021, 8,858,300 common shares were acquired, in the total amount of R$382,900.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares. The Company does not hold potentially dilutable shares in circulation that could result in the dilution of earnings per share.

Following the conclusion of the conversion of preferred shares into common shares of the Company, as of November 23, 2020, the Company has only common shares, according to Note 23) Equity, item a.1), disclosed in the financial statements of the fiscal year ended December 31, 2020.

The following table shows the calculation of earnings per share in the three and nine-month periods ended September 30, 2021 and 2020:

h) Non-controlling shareholders

On September 30, 2021, the consolidated information presented the amount of non-controlling interest due to the partial sale operation (49.99%) of the Company's investment in CloudCo Brasil (note 1.c).

The amounts of this non-controlling interest on September 30, 2021 were R$44,883 in equity and R$3,070 in the result of Aug-21 and Sep-21 of CloudCo Brasil.

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

24)	NET OPERATING REVENUE

(1) These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2) These include sale of goods (handsets, SIM cards and accessories) and equipment of “Vivo Tech”.

No single customer contributed more than 10% of gross operating revenues in the three and nine-month periods ended September 30, 2021 and 2020.

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

25) OPERATING COSTS AND EXPENSES

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

(1)	Includes the consolidated amount of R$2,018,407 and R$1,570,789 in the nine-month periods ended September 30, 2021 and 2020, respectively, related to lease depreciation.

26)	OTHER OPERATING INCOME (EXPENSES)

(1)	For the nine-month periods ended September 30, 2021 and 2020, includes tax credits, of R$1,607,008 and R$435,698, respectively, arising from decisions on lawsuits, in favor of the Company, for PIS and COFINS tax credits.

(2)	The amounts for the nine-month periods ended September 30, 2021, include the effects of the reversal of TFF and PIS and COFINS on unrecorded subscription / SVAs (Note 19).

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

27) FINANCIAL INCOME (EXPENSES)

(1)	For the nine-month periods ended September 30, 2021 and 2020, includes indexation effects of R$592,020 and R$495,938, respectively, arising from decisions on lawsuits, in favor of the Company, for PIS and COFINS tax credits.

(2)	Includes the consolidated amounts of R$589,591 and R$297,004 in the nine-month periods ended September 30, 2021 and 2020, respectively, related to leases charges.

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

28) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties and refer to:

a)	Fixed and mobile telephony services provided by Telefónica Group companies.

b)	Digital TV services contracted.

c)	Amounts to be reimbursed by SP Telecomunicações Participações as a result of contractual clause of the purchase of Terra Networks equity interest.

d)	Corporate services passed through at the cost effectively incurred.

e)	Right to use certain software licenses and maintenance and support contracted.

f)	International transmission infrastructure for several data circuits and roaming services contracted.

g)	Operations by Telefónica Group companies, relating to the purchase of internet content, advertising and auditing services.

h)	Marketing services.

i)	Information access services through the electronic communications network.

j)	Data communication services and integrated solutions.

k)	Long distance call and international roaming services.

l)	Refunds to be paid or received regarding expenses and miscellaneous expenses.

m)	Brand fee for assignment of rights to use the brand.

n)	Computer technical support service.

o)	Cost Sharing Agreement for digital business.

p)	Rentals buildings.

q)	Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation.

r)	Integrated e-learning, online education and training solutions.

s)	Factoring transactions, credit facilities for services provided by the Group's suppliers.

t)	Social investment. The Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development.

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

u)	Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires.

v)	Adquira Sourcing platform - online solution to transact purchase and sale of various types of goods and services.

w)	Digital Media, marketing services and exploration of in-store and outdoor Digital Marketing.

x)	Tower operations between the Company and Telxius Torres Brasil. The operation consists of the sale of infrastructure assets owned by the Company, together with the assignment of the sharing contracts, with the subsequent assignment of the use of space of the referred infrastructures to the Company. As a result of the sale of the tower division of Telxius Telecom, SA to American Tower International, Inc., for information as of September 30, 2021, the amounts related to assets and liabilities are no longer presented as related parties and related amounts to the income statement are being presented for the period from January to May 2021.

y) Indexation credits to be received by the Company from the sale of equity interest in Fibrasil (Note 1.c).

z) Consulting service for the construction of a fiber optic network.

aa) Amounts to be received by CloudCo Brasil as a result of the commitment of capitalization by TC&CT within 18 months (Note 1.c)

The Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel (Note 30).

Telefônica Corretora de Seguros (“TCS”) acts as intermediary in transactions between insurance companies and the Company and its subsidiaries in the acquisition of insurance for cell phones, operational risks, general liability, guarantee insurance, among others. There are no balances arising from insurance intermediation between TCS and the Company and its subsidiaries.

The following table summarizes the consolidated balances with related parts:

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

Balance Sheet - Assets					
		09.30.21			12.31.20		
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies							
SP Telecomunicações Participações	d) / l) / p)	-	11	9,569	-	8	9,876
Telefónica Latinoamerica Holding	l)	-	-	26,967	-	-	19,188
Telefónica	l)	-	-	4,813	-	-	4,796
		-	**11**	**41,349**	-	**8**	**33,860**
Other Group companies							
Telefónica International Wholesale Services Brasil	a) / d) / l) / p)	-	2,624	109	-	3,113	221
T.O2 Germany GMBH CO. OHG	k)	-	341	-	-	330	-
Telefónica Venezolana	k) / l)	-	7,956	2,196	-	6,852	2,196
Telefónica Digital España	g)	-	113	-	-	1,151	-
Telefónica Factoring do Brasil	a) / d) / s)	-	-	70	-	8,919	62
Telefónica International Wholesale Services II, S.L.	a) / j) / k)	-	28,543	-	-	54,249	-
Telefônica Serviços de Ensino	a) / d)	-	73	6	-	130	24
Telefónica Moviles Argentina	j) / k)	-	6,100	-	-	5,883	-
Telefónica Moviles España	k)	-	-	-	-	1,783	-
Telefónica USA	j)	-	986	-	-	4,126	-
Telfisa Global BV	q)	61,398	-	-	47,313	-	-
Telxius Cable Brasil	a) / d) / l)	-	5,195	29,684	-	4,624	223
Telxius Torres Brasil	a) d) / x) / p)	-	-	-	-	960	9,164
Networks Argentina	g) / h) / n)	-	4,166	-	-	5,617	-
Telefónica Cyber Tech Brasil	a) / d) / j) / p)	-	412	6,818	-	439	23,416
T. IoT Big Data Tech ESP	a)	-	2,909	-	-	497	-
Telefónica Infra, S.L.U.	y)	-	-	440,345	-	-	-
FiBrasil Infraestrutura e Fibra Ótica	p) / l) / z)	-	18,189	44,131	-	-	-
Telefónica On The Spot Soluções Digitais Brasil	a) / d) / p)	-	17,558	3	-	28	48
Telefónica Cybersecurity & Cloud Tech, S.L.	aa)	-	-	48,449	-	-	-
Other		-	4,003	4,112	-	6,640	3,621
		61,398	**99,168**	**575,923**	**47,313**	**105,341**	**38,975**
Total		**61,398**	**99,179**	**617,272**	**47,313**	**105,349**	**72,835**
Current assets							
Cash and cash equivalents (Note 3)		61,398	-	-	47,313	-	-
Accounts receivable (Note 5)		-	99,179	-	-	105,349	-
Other assets (Note 11)		-	-	297,820	-	-	72,379
Non-current assets							
Other assets (Note 11)		-	-	319,452	-	-	456

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

Companies	Type of transaction	Income statement – Nine-month periods ended 09.30.21 – Operating revenues	09.30.21 – Revenues (cost, despesas and other expenses) operating	09.30.21 – Financial result	09.30.20 – Operating revenues	09.30.20 – Revenues (cost, despesas and other expenses) operating	09.30.20 – Financial result
Parent Companies							
SP Telecomunicações Participações	d) / l) / p)	9	421	-	7	419	-
Telefônica Latinoamerica Holding	l)	-	5,735	(441)	-	15,089	8,464
Telefónica	l) / m) /e)	-	(310,822)	2,099	-	(303,387)	(24,860)
		9	**(304,666)**	**1,658**	**7**	**(287,879)**	**(16,396)**
Other Group companies							
Fundação Telefônica	l) / t)	-	(9,708)	-	-	(10,000)	-
Telefônica International Wholesale Services Brasil	a) / d) / f) / l) / p)	4,821	(81,898)	-	3,839	(74,240)	-
Media Networks Latin America S.A.C.	b)	-	(6,696)	(105)	-	(21,583)	(585)
Telefônica Serviços de Ensino	a) / d) / r)	281	(18,260)	-	776	(19,546)	-
T.O2 Germany GMBH CO. OHG	k)	19	(150)	-	39	3,672	267
Telefónica Venezolana	k)	612	(11)	492	-	15	668
Telefónica Compras Electrónica	v)	-	(23,140)	-	-	(22,068)	-
Telefônica Digital España	o)	-	(116,189)	(3,378)	-	(109,189)	(33,490)
Telefônica Factoring do Brasil	a) / d) / l) / s)	-	(1,704)	(1,208)	6,648	186	(1,186)
Telefónica Global Technology	e)	-	(61,178)	585	-	(55,495)	(7,425)
Telefônica International Wholesale Services II, S.L.	a) / f) / j) / k)	41,464	(45,997)	(750)	44,392	(67,688)	9,879
Telefônica Moviles Argentina	j) / k)	54	(341)	39	2,206	1,532	282
Telefônica Moviles España	k)	544	(314)	(163)	321	1,088	1
Telefônica USA	f) / j)	343	(17,263)	18	68	(14,305)	(217)
Telxius Cable Brasil	a) / d) / f) / l)	39,905	(173,827)	(4,236)	9,105	(260,969)	(31,914)
Telxius Torres Brasil	a) / d) / x) / p)	4,114	(2,534)	(43,205)	5,954	3,760	(31,755)
Terra Networks Mexico, Terra Networks Peru and Terra Networks Argentina	n) / h)	3,790	(2,680)	(60)	847	(3,468)	289
Telefônica Cyber Tech Brasil	a) / d) / j) / n) / p)	3,066	(75,390)	-	-	-	-
Companhia AIX Participações	a) / u)	14	-	(2,011)	14	-	-
T. IoT Big Data Tech Esp	a) / o)	-	(53,235)	(344)	-	-	-
T. Cybercloud Tech Esp	o)	-	(14,785)	(206)	-	-	-
Telefônica Infra, S.L.U.	z)	-	-	5,765	-	-	-
FiBrasil Infraestrutura e Fibra Ótica	p) / l) / f) / z)	18,401	(16,454)	359	-	-	-
Telefônica On The Spot Soluções Digitais Brasil	a) / d) / p) / w)	17,447	(2,393)	-	216	(4,540)	-
Other		(26)	(5,661)	840	1,314	(2,104)	463
		134,849	**(729,808)**	**(47,568)**	**75,739**	**(654,942)**	**(94,723)**
Total		**134,858**	**(1,034,474)**	**(45,910)**	**75,746**	**(942,821)**	**(111,119)**

b)	Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers in the nine-month periods ended September 30, 2021 and 2020 totaled R$22,465 and R$21,117, respectively. Of this amount, R$14,202 (R$13,034 on September 30, 2020) corresponds to salaries, benefits and social charges and R$8,263 (R$8,083 on September 30, 2020) to variable compensation.

These amounts were recorded as expenses with personnel under the General and administrative expenses group of accounts (Note 25).

In the nine-month periods ended September 30, 2021 and 2020, the Directors and Officers did not receive any pension, retirement or similar benefits.

29)	SHARE-BASED PAYMENT PLANS

Telefónica as the Company´s parent has different share-based payment plans which are also offered to management and employees of its subsidiaries, including the Company and its subsidiaries.

The details of these plans are the same as in Note 29) Share-Based Payment Plans, as disclosed in the financial statements for the fiscal year ended December 31, 2020.

The main plans in effect on September 30, 2021 are detailed below:

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

•      Talent for the Future Share Plan (“TFSP”), for its Senior Managers, Managers and Experts at a global level

The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 132 active executives with potential rights to receive 102,000 shares of Telefónica.

The 2020-2022 cycle (January 1, 2020 to December 31, 2022): includes 153 active executives with potential rights to receive 122,800 shares of Telefónica.

The 2021-2023 cycle (January 1, 2021 to December 31, 2023): includes 196 active executives with potential rights to receive 336,000 shares of Telefónica.

•        Perform Share Plan (“PSP”), for its Vice-Presidents and Directors at the global level

The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 78 active executives (including 3 executives appointed under the Company's by-laws), with the potential right to receive 796,207 shares of Telefónica.

The 2020-2022 cycle (January 1, 2020 to December 31, 2022): includes 90 active executives (including 3 executives appointed under the Company's by-laws), with the potential right to receive 531,100 shares of Telefónica.

The 2021-2023 cycle (January 1, 2021 to December 31, 2023): includes 97 active executives (including 3 executives appointed under the Company's by-laws), with the potential right to receive 1,859,189 shares of Telefónica.

•	Global Employee Share Plan (“GESP”)

On July 31, 2021, the Global Employee Share Plan (“GESP”) cycle was completed, with the delivery of shares on August 4, 2021 to employees who complied with the conditions established by the plan.

The expenses of the Company and its subsidiaries with the share-based compensation plans described above, where applicable, are recorded as personnel expenses, divided into the groups Cost of Services, Selling expenses and General and Administrative Expenses (Note 25), corresponding to R$12,711 and R$13,575 for the nine-month periods ended September 30, 2021 and 2020.

On September 30, 2021 and December 31, 2020, the consolidated liability balances of the plans mentioned above were R$97,250 and R$86,296, respectively, including taxes.

30)	PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefit types are as follows:

The details of these plans are the same as in Note 30) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the fiscal year ended December 31, 2020.

The changes in consolidated balances of the surplus and deficit plans were as follows:

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

31)	FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative transactions

The derivative financial instruments contracted by the Company are mainly used for hedging against foreign exchange risk from assets and liabilities in foreign currency and the effects of inflation on leases indexed to the IPCA. There are no derivative financial instruments held for speculative purposes, possible currency risks are hedged.

Management believes that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

As long as these derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, pursuant to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the anticipated liquidation of the contract.

On September 30, 2021 and December 31, 2020, the Company held no embedded derivatives contracts.

a.1) Fair value of derivative financial instruments

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

(1)	Foreign currency swaps (Euro and CDI x Euro) (R$72,962)) and (US$ and CDI x US$) (R$131,645) - maturing through October 21, 2021 to hedge currency risk affecting net amounts payable (carrying amount R$73,576 in Euros and LIBOR) and receivables (carrying amount R$133,637 in US$).

(2)	IPCA x CDI swaps (R$222,742) - maturing in 2033 to hedge risk of change pegged to IPCA (carrying amount R$222,742).

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

(3)	NDF US$ x R$ (R$97,989) - forward operations contracted with maturity up to January 27, 2022, with the objective of protecting against risks of exchange rate variations in service contracts (book value of R$ R$97,989 in dollars).

The table below shows the breakdown of swaps maturing after September 30, 2021:

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

On September 30, 2021 and 2020, the transactions with derivatives generated a negative net result of R$19,260 and R$18,959, respectively (Note 27).

a.2) Sensitivity analysis to the Company’s risk variables

CVM Resolution 475/08 requires listed companies to disclose sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivative financial instrument transactions.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

In the probable scenario assumption used, on the maturity dates of each of the transactions, were the market rates for the B3 yield curves (currencies and interest rates), and data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for Scenarios II and III, as per CVM ruling, risk variables were stressed by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items the effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on September 30, 2021.

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

Transaction	Risk	Consolidated		
		Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	72,962	91,203	109,444
Payables in EUR	Debt (appreciation risk EUR)	(95,822)	(119,778)	(143,733)
Receivables in EUR	Debt (depreciation risk EUR)	22,246	27,808	33,369
	Net Exposure	(614)	(767)	(920)
Hedge (assets position)	Derivatives (depreciation risk US$)	131,645	164,556	197,468
Payables in US$	Debt (appreciation risk US$)	(356,993)	(446,241)	(535,490)
Receivables in US$	Debt (depreciation risk US$)	223,356	279,196	335,035
	Net Exposure	(1,992)	(2,489)	(2,987)
Hedge (assets position)	Derivatives (risk of decrease in IPCA)	222,742	205,460	190,349
Debt in IPCA	Debt (risk of increase in IPCA)	(222,742)	(205,460)	(190,349)
	Net Exposure	-	-	-
Hedge (assets position)	Derivatives (depreciation risk US$)	97,989	122,486	146,983
OPex em US$	OPex (appreciation risk US$)	(97,989)	(122,486)	(146,983)
	Net Exposure	-	-	-
Hedge (CDI position)				
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	213,279	195,995	180,881
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(180,401)	(180,401)	(180,401)
	Net Exposure	**32,878**	**15,594**	**480**
Total net exposure in each scenario		**30,272**	**12,338**	**(3,427)**
Net effect on changes in current fair value		**-**	**(17,934)**	**(33,699)**

The assumptions used by the Company for the sensitivity analysis on September 30, 2021 were as follows:

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position on September 30, 2021, but they do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities to which the Company and its subsidiaries may have access on the measurement date;

Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During the periods shown in the tables below, there were no transfers of fair value assessments between the levels mentioned above.

The tables below present the composition and classification of financial assets and liabilities on September 30, 2021 and December 31, 2020.

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

The Company manages its capital structure by adjusting and adapting to current economic conditions. For this purpose, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the quarter ended September 30, 2021, there were no changes in capital structure objectives, policies or processes.

The Company’s debt structure includes loans, financing, debentures, leases and transactions with derivatives, less cash and cash equivalents, financial investments in FIDC and accounts receivable from credit rights (FIDC Vivo Money).

d) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

19,128 thousand, €11,608 thousand and £66 thousand paid by September 30, 2021 and US$3,845 thousand, €14,508 thousand and £66 thousand paid by December 31, 2020) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$8,607,121 and R$5,570,106 on September 30, 2021 and December 31, 2020, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

d.3) Liquidity Risk

Liquidity risk may arise from having insufficient funds to meet commitments in different currencies and dates of realization of rights and settlement of obligations.

The Company structures the maturity dates of non-derivative financial contracts (Note 20), and their respective derivatives, as shown in the schedule of payments disclosed in this Note, to avoid affecting their liquidity.

The Company’s cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, it is sufficient to meet scheduled commitments in to avoid liquidity risk.

The maturity profile of the consolidated financial liabilities includes principal and future interest rates up to the date of maturity. For fixed rate liabilities, interest was calculated on the basis of the indices established in each contract. For variable rate liabilities, interest was calculated on the basis of the market forecast for each period.

d.4) Credit Risk

The credit risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services and limits bad credit risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first-tier financial institutions as per current credit policies of financial counterparts.

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

d.5) Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If the Company are unable to meet present and future requirements, or identify and manage new or existing environmental liabilities, the Company will have to incur significant costs, which include cleaning costs, indemnities, compensation, remediation of contaminated areas, conduct adjustment, fines, suspension activities and other penalties, investments to improve facilities or change processes, or interruption of operations, in addition to damage to reputation in the market. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on the Company's business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000 (fifty million Reais), there are also losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damages caused to the environment.

d.6) Risks Relating to the Brazilian Telecommunications Industry and the Company

The Company's business is subject to extensive regulation, including any regulatory changes that may occur during the terms of the concession agreements and the Company's authorizations to provide telecommunication services in Brazil. ANATEL, the country's telecommunications industry regulator, regulates, among other matters: industry policies and regulations; licensing (including licensing of spectrum and bidding processes); fees and tariffs; competition, incentives and restrictions (including the Company's ability to grow by acquiring other telecommunications businesses); service, technical and quality standards; consumer rights; penalties and other sanctions related to interconnection and agreements; and obligations related to the universalization of services.

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. The Company operate under authorizations and a concession from the Brazilian government, and the ability to maintain these authorizations and concession is a precondition to the Company's success. However, because of the changing nature of the Brazilian regulatory framework, the Company cannot guarantee that ANATEL will not adversely modify the terms of the Company's authorizations and/or licenses. According to the Company operating authorizations and licenses, must meet specific requirements and maintain minimum quality, coverage and service standards. Any failure to comply with these requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of the Company's operating authorizations and concession. Any partial or total termination of any of the Company's operating authorizations and licenses or the Company's concession would have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

In recent years, ANATEL has reviewed and introduced regulatory changes, especially regarding asymmetric competition measures and interconnection fees charged among local providers of telecommunications services. Asymmetric competition measures may include regulations aimed at rebalancing markets where one participant has significantly different market power over other competitors. The adoption of disproportionately asymmetric measures could have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

With respect to interconnection fees, these are an important part of the Company's revenue and cost bases. These fees are charged between telecommunications service providers in order to allow and remunerate the interconnected use of their networks. To the extent that changes to the rules governing interconnection fees reduce the amount of fees the Company can receive, or ability to collect such fees, the Company's businesses, financial conditions, revenues, results of operations and prospects could be adversely affected.

Therefore, the Company's business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following: the

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

introduction of new or stricter operational and/or service requirements; the granting of operating licenses in the Company’s areas; limitations on interconnection fees the Company may charge to other telecommunications service providers; imposition of significant sanctions or penalties regarding failures to comply with regulatory obligations; delays in the granting of, or the failure to grant, approvals for rate increases; and antitrust limitations imposed by ANATEL and CADE.

d.7) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management's judgment and following Telefónica corporate program guidelines.

On September 30, 2021, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

d.8) Compliance

The Company complies with Brazilian anti-corruption laws and regulations where its are securities traded. In particular, the Company is subject, in Brazil, to the Law n 12.846/2013 of august 1,2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the these anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company develops and implements initiatives to ensure the continuous improvement of its compliance program, through an organizational and governance structure that guarantees a performance based on ethics, transparency and respect for applicable laws and standards.

d.9) Potential impact of the Coronavirus pandemic (COVID-19)

In March 2020, the World Health Organization (“WHO”) declared that the outbreak of Coronavirus (COVID-19) to be a pandemic. COVID-19 has negatively impacted the global economy, disrupted supply chains, created significant volatility and impacted financial markets resulting in an economic slowdown. The outbreak and rapid spread of COVID-19 has resulted in a substantial reduction in commercial activities worldwide and weakened economic conditions, both in Brazil and abroad.

As part of its efforts to curb the spread of COVID-19, federal, state and municipal governments at times imposed various restrictions on the conduct of business and travel. Government restrictions, such as requests to stay at home, quarantine and worker absenteeism, have led to a significant number of business closings slowdowns. Such restrictions had an adverse impact on the Company and some of its customers and suppliers operated below their capacities or completely paralyzed their operations, which adversely affected the Company's sales.

As the COVID-19 pandemic developed during 2020, and continues to-date, the Company's main focus was and will continue to be the health, safety and well-being of its employees, customers and suppliers. To continue its operations, as permitted by the respective federal, state and municipal governments, the Company has adopted numerous measures to protect its employees, customers and suppliers. These include, among others, adhering to social distance protocols, allowing the majority of its employees to work from home, suspending non-essential travel, disinfecting facilities and work spaces extensively and frequently, suspending non-

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

essential visitors and requiring the use of facial masks for employees who need to be present at the Company's facilities. The Company expects to continue with these measures and may take other actions or adapt its policies, according to the requirements and guidelines of government authorities or according to the best interest of its employees, customers and suppliers.

The measures imposed by federal, state and municipal governments, resulting in a substantial reduction in commercial activities, except for essential goods services providers, such as telecommunications services. This allowed the Company to continue providing its main services on an uninterrupted basis.

As a result of the global economic slowdown caused by the COVID-19 pandemic, the Company experienced reduced demand and, consequently, has experienced some impacts on its business and results. Should this scenario persist, it may have a significant adverse effect on the economies and global financial markets, as well as on the Company's business, results of operations and financial situation.

The possible effects on the Company's business will depend on the intensity and extent of the COVID-19 pandemic, alleviated by the vaccination campaign, which started in Brazil in January 2021.

Thus, management cannot accurately predict the impacts on the business, as it will depend on a number of factors, namely:

• The duration and scope of the pandemic.

• Government, business and individual actions that were and continue to be taken in response to the pandemic.

• The impact of the pandemic on economic activity and actions taken in response.

• The time it will take for economic activity to return to previous levels.

• The effect on the Company's customers and the demand for its products and services.

• The Company's ability to continue selling its products and services, including to those working from home.

• Ability of the Company's customers to pay for its products and services; and

• Any closings of the Company's facilities and those of its customers and suppliers.

Among the main impacts resulting from COVID-19 in 2021, are:

• Reduction of commercial activities in stores due to temporary closure in the period, which has already returned to normal activity; and

• The Company maintained its offer to customers the possibility of making installments with payments in up to 10 installments, free of fines and interest.

In the quarter ended September 30, 2021, no material effects were noted on the Company’s operations; it continues to evaluate and monitor government responses and economic performance and the potential impacts on its operations.

32) CONTRACTUAL COMMITMENTS

The Company and its subsidiaries have unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

On September 30, 2021, the total nominal values equivalent to the full contract period were:

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2021

(In thousands of Reais, unless otherwise stated)

33) ADDITIONAL INFORMATION ON CASH FLOWS

a)	Reconciliation of cash flow financing activities

The following is a reconciliation of the consolidated cash flow financing activities in the nine-month periods ended September 30, 2021 and 2020.

b)	Financing transactions that do not involve cash

The main transactions that do not involve cash of the Company refer to the acquisition of assets through leases and income from financing with suppliers, as follows:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 10, 2021	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director